__________________________________________________________________________

SHARE PURCHASE AGREEMENT

Made as of December 6, 2021

Between

FURY GOLD MINES LIMITED

(the "Vendor")

and

DOLLY VARDEN SILVER CORPORATION

(the "Purchaser")

__________________________________________________________________________

SHARE PURCHASE AGREEMENT

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (this "Agreement") is dated as of December 6, 2021.

BETWEEN:

FURY GOLD MINES LIMITED, a company existing under the laws of the Province of British Columbia and having a head office located at Suite 900, 34 King Street East,

Toronto, Ontario M5C 2X8 (the "Vendor")

AND:

DOLLY VARDEN SILVER CORPORATION, a company existing under the laws of the Province of British Columbia and having a head office located at Suite 1800, 555 Burrard Street, Vancouver, British Columbia V7X 1E5

(the "Purchaser")

RECITALS:

A. The Vendor is the registered, legal and beneficial owner of all of the issued and outstanding common shares (the "Homestake Shares") in the capital of Homestake Resource Corporation ("Homestake");

B. Homestake holds certain recorded and crown granted mineral claims totaling approximately 7,484.37 hectares that are commonly referred to as the "Homestake Ridge Project", as more particularly described in Schedule B attached hereto (the "Homestake Property"), inclusive of any adjoining, affiliated and regional assets and databases in Homestake's or Fury's possession;

C. the Purchaser wishes to purchase and the Vendor wishes to sell all, but not less than all, of the issued and outstanding Homestake Shares on and subject to the terms and conditions contained in this Agreement; and

D. certain defined terms used in, and other clauses pertaining to the interpretation of, this Agreement are set out in Schedule A attached hereto.

NOW THEREFORE in consideration of, and in reliance on, the premises, representations, warranties, covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by each party, the parties hereby agree as follows:

Article 1
PURCHASE AND SALE

1.1 Purchase and Sale of Homestake Shares. At the Closing Time, on and subject to the terms and conditions of this Agreement, the Vendor shall sell to the Purchaser, and the Purchaser shall purchase from the Vendor, all of the issued and outstanding Homestake Shares.

1.2 Purchase Price. The aggregate purchase price payable by the Purchaser to the Vendor for the Homestake Shares is $50,000,000, subject to adjustment in accordance with this Agreement (the "Purchase Price").

1.3 Payment of the Purchase Price. At the Closing, the Purchaser shall pay the Purchase Price to the Vendor at the Closing Time as follows:

(a) in satisfaction of $45,000,000 of the Purchase Price, issue to the Vendor 76,504,590 Purchaser Shares at a deemed price per share of $0.5882 per share (the "Consideration Shares"); and

(b) make a cash payment to the Vendor equal to $5,000,000 (the "Cash Payment", and together with the Consideration Shares, the "Consideration").

In addition, and as an integral part of the Consideration, the Parties will enter into the Investor Rights Agreement on Closing.

1.4 Certificate Legends. The Vendor acknowledges that the Consideration Shares will be subject to restrictions on resale prescribed by Securities Laws and the Investor Rights Agreement and that any certificates evidencing the Consideration Shares will be endorsed with, or the ownership statement issued under a direct registration system or other electronic book-entry system will bear (as applicable), a legend setting out resale restrictions under applicable Securities Laws in substantially the following form:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT DATE THAT IS 4 MONTHS AND A DAY AFTER THE ISSUE DATE].

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE, INCLUDING A LOCK-UP PERIOD, AS SET FORTH IN AN INVESTORS' RIGHTS AGREEMENT, A COPY OF WHICH HAS BEEN FILED UNDER THE COMPANY'S PROFILE FILED AT WWW.SEDAR.COM."

Article 2
PURCHASER MEETING

2.1 The Purchaser Meeting. The Purchaser shall:

(a) set the record date (the "Record Date") for shareholders of the Purchaser entitled to vote at the Purchaser Meeting as promptly as practicable and, in any event, the record date shall be no later than January 14, 2022;

(b) convene and conduct the Purchaser Meeting in accordance with the Purchaser's constating documents, the terms and conditions of this Agreement and Applicable Laws as soon as commercially practical and by no later than February 22, 2022, for the purpose of considering the Transaction Resolution and for any other proper purpose as may be set out in the Purchaser Information Circular and agreed to by the parties, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Purchaser Meeting without the prior written consent of the parties, prior to termination of this Agreement in accordance with its terms;

(c) subject to the terms of this Agreement and the fulfillment of the Purchaser's board of director's fiduciary obligations, use its commercially reasonable efforts to solicit proxies in favour of the approval of the Transaction Resolution and against any resolution submitted by any Person that is inconsistent with the Transaction Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by the Vendor and at the cost of the Vendor, using dealer and proxy solicitation services firms to solicit proxies in favour of the approval of the Transaction Resolution;

(d) provide the Vendor with copies of or access to information regarding the Purchaser Meeting generated by any dealer or proxy solicitation services firm, as reasonably requested from time to time by the Vendor;

(e) permit the Vendor to, with the management of the Purchaser, directly or indirectly through a proxy solicitation services firm, actively solicit proxies in favour of the Transaction Resolution with the management of the Purchaser in compliance with Law, at the cost of the Vendor, and disclose in the Purchaser Information Circular that the Vendor may make such solicitation;

(f) at the request of Vendor, will provide Vendor with a list as of the Record Date (in both written and electronic form) of (i) the Purchaser Shareholders, together with their addresses and respective holdings of Purchaser Shares, and (ii) participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and DTC, and non-objecting beneficial owners of Purchaser Shares, together with their addresses and respective holdings of Purchaser Shares;

(g) consult with the Purchaser in fixing the date of the Purchaser Meeting and the record date of the Purchaser Meeting, give notice to the Vendor of the Purchaser Meeting and allow the Vendor's representatives and legal counsel to attend the Purchaser Meeting;

(h) promptly advise the Vendor, at such times as the Vendor may reasonably request and at least on a daily basis on each of the last 5 Business Days prior to the date of the Purchaser Meeting, as to the aggregate tally of the proxies received by the Purchaser in respect of the Transaction Resolution;

(i) promptly advise the Vendor of any communication (written or oral) from or claims brought by (or threatened to be brought by) any Person in opposition to the Transaction Resolution. The Purchaser shall not settle or compromise, or agree to settle or compromise, any such claims without the prior written consent of the Vendors, acting reasonably; and

(j) not change the record date for the holders of Purchaser Shares entitled to vote at the Purchaser Meeting in connection with any adjournment or postponement of the Purchaser Meeting unless required by Law.

2.2 Purchaser Information Circular and NI 43-101 Report.

(a) The Purchaser shall promptly prepare and complete, in consultation with the Vendor, the Purchaser Information Circular together with any other documents required by Law in connection with the Purchaser Meeting, and the Purchaser shall cause the Purchaser Information Circular and such other documents to be filed and sent to each holder of Purchaser Shares and other Person as required by Applicable Law, in each case so as to permit the Purchaser Meeting to be held by the date specified in Section 2.1(b).

(b) The Purchaser Information Circular will include the Purchaser Board Recommendation and no other.

(c) The Purchaser, in consultation with the Vendor, shall ensure that the Purchaser Information Circular complies in all material respects with Applicable Law, does not contain any Misrepresentation (except that the Purchaser shall not be responsible for any information included in the Purchaser Information Circular related to the Vendor, the Purchaser Corporation and their Affiliates that was furnished by the Vendor for inclusion in the Purchaser Information Circular pursuant to Section 2.2(f)and provides the holders of Purchaser Shares with sufficient information to permit them to form a reasoned judgment concerning the matters to be placed before the Purchaser Meeting.

(d) The Purchaser Information Circular must include a statement that all of directors and all senior officers of the Purchaser and the key shareholders who have executed Voting and Support Agreements intend to vote all of their respective Purchaser Shares in favour of the Transaction Resolution, subject to the terms of this Agreement and the Voting and Support Agreements.

(e) The Purchaser shall give the Vendor and its legal counsel a reasonable opportunity to review and comment on drafts of the Purchaser Information Circular and other related documents, and shall give reasonable consideration to any comments made by the Vendor and their counsel, and agrees that all information relating solely to the Vendor and/or the Purchased Corporations included in the Purchaser Information Circular must be in a form and content satisfactory to the Vendor, acting reasonably.

(f) The Vendor shall provide all necessary information concerning the Vendor and/or the Purchased Corporations (including without limitation any financial statements) that is required by Applicable Law (including without limitation any requirements of the TSXV) to the Purchaser in adequate time for inclusion in the Purchaser Information Circular or other related documents in writing, and shall ensure that such information does not contain any Misrepresentation.

(g) The Purchaser shall at its own expense and for its own uses, retain independent qualified persons to certify a NI 43-101 compliant report in respect of the Homestake Property (the "New Homestake Technical Report") and include such disclosure therefrom in the Purchaser Information Circular as is required by Applicable Law. Vendor shall use its commercial reasonable efforts to assist and support the Purchaser in obtaining such NI 43-101 compliant report. Purchaser will consult with Vendor before approving or disclosing any NI 43-101 report that contains any material and adverse differences from the Homestake Technical Report.

(h) Each party shall promptly notify the other party if it becomes aware that the Purchaser Information Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Purchaser shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the holders of Purchaser Shares and file the same with the Securities Regulators or any other Governmental Authority as required.

Article 3
CLOSING ARRANGEMENTS

3.1 Closing. The Closing shall take place at the Closing Time on the Closing Date by electronic exchange of documents and signatures, or at such other time on the Closing Date or such other place as may be agreed in writing by the Vendor and the Purchaser, provided that the

Purchaser may require the share certificates representing the Homestake Shares and other corporate documentation to be delivered in original physical paper form at the Closing and will provide the Vendor at least five (5) Business Days notice for any wet ink documents required for Closing.

3.2 Transfer of Title. At the Closing Time:

(a) the Purchaser shall issue the Consideration Shares and make the Cash Payment to or to the direction of the Vendor; and

(b) the Vendor shall deliver to the Purchaser share certificates representing the outstanding Homestake Shares, free and clear of all Liens, other than those restrictions on transfer, if any, contained in the notice of articles and articles of Homestake, duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank, in either case by the Vendor as the holder of record, together with evidence satisfactory to the Purchaser that the Purchaser or its nominee(s) have been entered upon the books of Homestake as the holder of the Homestake Shares.

3.3 Vendor Closing Deliverables. At or prior to Closing, the Vendor shall deliver or cause to be delivered to the Purchaser the following in form and substance satisfactory to the Purchaser, acting reasonably:

(a) a certificate of good standing of the Vendor, Homestake and Homestake Royalty dated no more than one Business Day prior to the Closing Date;

(b) the minute books and other records of the Purchased Corporations in the Vendor's possession;

(c) resignations and mutual releases of the directors and officers of the Purchased Corporations;

(d) a certified copy of a resolution of the board of directors of Homestake approving the transfer of Homestake Shares from the Vendor to the Purchaser as contemplated by this Agreement;

(e) a certificate of a senior officer of the Vendor certifying (A) the notice of articles and articles of the Vendor, (B) the resolutions of the board of directors of the Vendor authorizing the execution, delivery and performance of this Agreement (including the sale of the Homestake Shares to the Purchaser) and the Investor Rights Agreement, and (C) the incumbency of certain officers and/or directors of the Vendor;

(f) a bring-down certificate of a senior officer of the Vendor confirming the satisfaction of the conditions set out in Sections 3.5(a) and 3.5(b);

(g) a counterpart of the Investor Rights Agreement, duly executed by the Vendor;

(h) a receipt for the Consideration, duly executed by the Vendor;

(i) an executed title opinion with respect to the Homestake Property from Vendor's counsel, substantially in the form attached to the Disclosure Letter;

(j) a general release from the Vendor in favor of the Purchaser, Homestake and Homestake Royalty;

(k) evidence of the completion of the Pre-Closing Reorganization; and

(l) all such other assurances, consents, agreements, documents and instruments as may be reasonably required by the Purchaser to complete the transactions provided for in this Agreement that the Purchaser has notified the Vendor of at least five (5) Business days before Closing.

3.4 Purchaser Closing Deliverables. At or prior to Closing, the Purchaser shall deliver or cause to be delivered to the Vendor the following in form and substance satisfactory to the Vendor, acting reasonably:

(a) a certificate of good standing of the Purchaser dated no more than one Business Day prior to the Closing Date;

(b) a certificate of a senior officer of the Purchaser attaching and certifying (A) the notice of articles and articles of the Purchaser, (B) the resolutions of the board of directors of the Purchaser authorizing the execution, delivery and performance of this Agreement and the Investor Rights Agreement and (C) the incumbency of certain officers and/or directors of the Purchaser;

(c) a bring-down certificate of a senior officer of the Purchaser confirming the satisfaction of the conditions set out in Sections 3.6(a) and 3.6(b);

(d) a counterpart of the of the Investor Rights Agreement, duly executed by the Purchaser;

(e) evidence of TSXV Approval of the issuance of the Consideration Shares and the listing thereof on the TSXV and of the Vendor becoming a Control Person (as defined by the rules of the TSXV) of the Purchaser;

(f) evidence of the DV Shareholder Approval; and

(g) all such other assurances, consents, agreements, documents and instruments as may be reasonably required by the Vendor to complete the transactions provided for in this Agreement that the Vendor has notified the Purchaser of at least five (5) Business days before Closing.

3.5 Purchaser's Conditions. The Purchaser shall not be obligated to complete the transactions contemplated by this Agreement unless, at or before the Closing Time, each of the conditions listed below in this Section 3.5 has been satisfied, it being understood that the said conditions are included for the exclusive benefit of the Purchaser and may be waived by the Purchaser, in its sole discretion, acting reasonably. The Vendor shall take all such actions, steps and proceedings as are reasonably within its control as may be necessary to ensure that the conditions listed below in this Section 3.5 are fulfilled at or before the Closing Time.

(a) Representations and Warranties. The representations and warranties of the Vendor in Section 4.1 shall be true and correct in all material respects, as at the Closing (except for the representations and warranties contained in Sections 4.1(e) and 4.1(f) or such representations and warranties as are qualified by references to materiality, which shall be true and correct in all respects, and such representations and warranties as are made as of a specified date, the accuracy of which shall be determined as of that specified date).

(b) Covenants. The Vendor shall have performed and complied with in all material respects all covenants, obligations and agreements of the Vendor required by this Agreement including in any appendices and schedules hereto in connection with the transactions contemplated by this Agreement.

(c) Vendor's Compliance and Deliverables. The Vendor shall have performed and complied with all of the terms and conditions in this Agreement on its part to be performed or complied with at or before the Closing Time and shall have executed and delivered or caused to have been executed and delivered to the Purchaser at the Closing all deliveries contemplated by Section 3.3.

(d) Shareholder Approval. The shareholders of the Purchaser will have passed all resolutions as are required under Applicable Law or the constating documents of the Purchaser to permit the transactions contemplated by this Agreement, including the Transaction Resolution (the "DV Shareholder Approval").

(e) NI 43-101 Technical Report. The New Homestake Technical Report shall not disclose any information, analysis, qualification, event or occurrence that is not disclosed in the Homestake Technical Report, to the extent that such information, analysis, qualification, event or occurrence, individually or in the aggregate, would reasonably be expected to be, in the sole opinion of the Purchaser, acting reasonably, material and adverse to the Homestake Property as described in the Homestake Technical Report and further provided that this condition shall be deemed fulfilled at the time that the New Homestake Technical Report has been included in the publicly filed Purchaser Information Circular.

(f) Homestake Audited Financial Statements. The Homestake Audited Financial Statements shall have been delivered to the Purchaser and such Homestake Audited Financial Statements shall not disclose any change, event or occurrence that is not substantially disclosed in the Homestake Annual Financial Statements, solely to the extent that such change, event or occurrence, in the aggregate, would reasonably be expected to result in a Material Adverse Effect on the Purchased Corporation and further provided that this condition shall be deemed fulfilled at the time that the Homestake Audited Financial Statements have been included in the publicly filed Purchaser Information Circular.

(g) Consents. All Consents, including TSXV Approval, shall have been obtained on terms (including undertakings) acceptable to the Purchaser in its sole discretion, and all such Consents will be in force and will not have been modified.

(h) No Material Litigation. There shall have been no Order made or any Legal Proceedings commenced or threatened in writing enjoining, preventing or restraining the completion of the transactions contemplated by this Agreement, provided that in connection with any threatened Legal Proceedings initiated by a Person other than a Governmental Authority, the Purchaser, if relying on this condition not to complete the transactions contemplated by this Agreement, has obtained and shared with the Vendor a written opinion from experienced counsel that the claims made in such Legal Proceedings, or by the potential litigant in any threatened Legal proceedings, have merit.

(i) No Law. No Governmental Authority shall have enacted, issued or promulgated any Law which has the effect of (i) making any of the transactions contemplated by this Agreement illegal, or (ii) otherwise prohibiting, preventing or restraining the consummation of any of the transactions contemplated by this Agreement.

(j) No Material Adverse Effect. No Material Adverse Effect shall have occurred in respect of the Purchased Corporations, including the Homestake Property, since the date of this Agreement.

3.6 Vendor's Conditions. The Vendor shall not be obligated to complete the transactions contemplated by this Agreement unless, at or before the Closing Time, each of the conditions listed below in this Section 3.6 has been satisfied, it being understood that the said conditions are included for the exclusive benefit of the Vendor and may be waived by the Vendor, in its sole discretion, acting reasonably. The Purchaser shall take all such actions, steps and proceedings as are reasonably within the Purchaser's control as may be necessary to ensure that the conditions listed below in this Section 3.6 are fulfilled at or before the Closing Time.

(a) Representations and Warranties. The representations and warranties of the Purchaser in Section 4.2 shall be true and correct in all material respects, as at the Closing (except for such representations and warranties as are qualified by references to materiality, which shall be true and correct in all respects as at the Closing and (b) such representations and warranties as are made as of a specified date, the accuracy of which shall be determined as of that specified date).

(b) Covenants. The Purchaser shall have performed and complied with in all respects all covenants, obligations and agreements of the Purchaser required by this Agreement including in any appendices and schedules hereto in connection with the transactions contemplated by this Agreement.

(c) Payment. The Purchaser shall have made the Cash Payment to the Vendor and shall have issued, effective as of the Closing Time, the Consideration Shares to the Vendor.

(d) Purchaser's Compliance and Deliverables. The Purchaser shall have performed and complied with all of the terms and conditions in this Agreement on its part to be performed or complied with at or before the Closing Time, and shall have executed and delivered or caused to have been executed and delivered to the Vendor at the Closing all deliveries contemplated by Section 3.4.

(e) Consents. The DV Shareholder Approval and the TSXV Approval shall have been obtained.

(f) No Material Litigation. There shall have been no Order made or any Legal Proceedings commenced or threatened in writing enjoining, preventing or restraining the completion of the transactions contemplated by this Agreement, provided that in connection with any threatened Legal Proceedings initiated by a Person other than a Governmental Authority, the Vendor, if relying on this condition not to complete the transactions contemplated by this Agreement, has obtained and shared with the Purchaser a written opinion from experienced counsel that the claims made in such Legal Proceedings, or by the potential litigant in any threatened Legal proceedings, have merit.

(g) No Law. No Governmental Authority shall have enacted, issued or promulgated any Law which has the effect of (i) making any of the transactions contemplated by this Agreement illegal, or (ii) otherwise prohibiting, preventing or restraining the consummation of any of the transactions contemplated by this Agreement.

(h) No Material Adverse Effect. No Material Adverse Effect shall have occurred in respect of the Purchaser since the date of this Agreement.

(i) Director Appointment. The Purchaser shall have taken all such action required for the appointment of the two individuals nominated by the Vendor as directors of the Purchaser pursuant to the Investor Rights Agreement.

3.7 Closing Mechanics. It shall be a condition of the Closing that all matters of payment and the execution and delivery of documents by any party to the others pursuant to the terms of this Agreement shall be concurrent requirements and that nothing will be complete at the Closing until everything required as a condition precedent to such Closing, as applicable, has been paid, executed and delivered, as the case may be.

Article 4
REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of the Vendor. As a material inducement to the Purchaser entering into this Agreement and completing the transactions contemplated by this Agreement and acknowledging that the Purchaser is entering into this Agreement in reliance upon the representations and warranties of the Vendor set out in this Section 4.1, the Vendor represents and warrants to the Purchaser as follows (except as may be qualified in the Vendor Disclosure Letter):

(a) Organization and Corporate Capacity. Each of the Vendor and the Purchased Corporations have been duly organized and are validly existing and in good standing under the Business Corporations Act (British Columbia) and have the requisite corporate and legal power and capacity to own their assets as now owned and to carry on their businesses as now being carried on. The Purchased Corporations are duly qualified, licensed or registered to carry on business in British Columbia, the only jurisdiction where either of the Purchased Corporations carry on any business.

(b) Authority Relative to this Agreement. The Vendor has the requisite corporate power, authority and capacity to enter into and perform its obligations under this Agreement and the Investor Rights Agreement, and to complete the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Investor Rights Agreement and the performance by the Vendor of its obligations under this Agreement and the Investor Rights Agreement have been duly authorized by the Vendor's board of directors and no other corporate proceedings on the part of the Vendor are necessary to authorize the execution and delivery by it of this Agreement and the Investor Rights Agreement, and the completion by the Vendor of the transactions contemplated hereby and thereby.

This Agreement has been, and at Closing the Investor Rights Agreement will have been, duly executed and delivered by the Vendor, each constituting a legal, valid and binding obligation of the Vendor enforceable by the Purchaser against the Vendor in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to or affecting the availability of equitable remedies and the enforcement of creditors' rights generally and general principles of equity and public policy and to the qualification that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction.

(c) Required Approvals. No authorization, license, permit, certificate, registration, consent or approval of, or filing with, or notification to, any Governmental Authority is required to be obtained or made by or with respect to the Vendor for the execution and delivery by the Vendor of this Agreement and the Investor Rights Agreement, the performance by the Vendor of its obligations hereunder and thereunder, the transfer of the Homestake Shares to the Purchaser, other than a notice to the Toronto Stock Exchange.

(d) No Violation. Subject to obtaining the Consents and making the filings referred to in paragraph (c) above, the execution and delivery by the Vendor of this Agreement and the Investor Rights Agreement, the performance by the Vendor of its obligations hereunder and thereunder and the transfer of the Homestake Shares to the Purchaser, do not and will not (nor will they with the giving of notice or the lapse of time or both): (i) result in a contravention, breach, violation or default under any Law applicable to the Vendor or the Purchased Corporations or to any of their respective properties or assets; (ii) result in a contravention, conflict, violation, breach or default under the constating documents of the Vendor or the Purchased Corporations; (iii) result in a contravention, breach or default under or termination of, or acceleration or permit the acceleration of the performance required by, or loss of any benefit under, or require any approval under, any material Contract to which the Vendor or the Purchased Corporations are a party or by which the Vendor or the Purchased Corporations are bound or to which the Homestake Property and the Mineral Claims are subject or give to any person any interest, benefit or right, including any right of purchase, termination, payment, modification, reimbursement, cancellation or acceleration, under any such Contracts; or (iv) result in the suspension or alteration in the terms of any Mineral Claim held by the Purchased Corporations or in the creation of any Lien upon the Purchased Corporations or the Homestake Property.

(e) Capitalization of Homestake. The authorized capital of Homestake consists of an unlimited number of Homestake Shares. As at the date hereof, there are 73,183,435 Homestake Shares issued and outstanding, all of which have been duly authorized and validly issued and are fully paid and non-assessable common shares in the capital of Homestake and, have been issued in compliance with all Applicable Laws and the Vendor is the sole registered shareholder of Homestake free and clear of all Liens with marketable title thereto. Except for the Purchaser's right under this Agreement, neither the Vendor nor Homestake has any other outstanding agreement, subscription, warrant, option, right or commitment (nor has it granted any right or privilege capable of becoming an agreement, subscription, warrant option, right or commitment) obligating it to issue or sell any Homestake Shares or other securities of Homestake, including any security or obligation of any kind convertible into or exchangeable or exercisable for Homestake Shares or other security of Homestake. Homestake does not have any share or stock appreciation right, phantom equity, restricted share unit, deferred share unit or similar right, agreement, arrangement or commitment based on the book value, Homestake Share price, income or any other attribute of or related to Homestake. Upon completion of the transaction contemplated by this Agreement, the Purchaser will have good and valid title to Homestake Shares, free and clear of all Liens other than (i) those restrictions on transfer, if any, contained in the articles of Homestake, and (ii) Liens granted by the Purchaser.

(f) Subsidiaries. Other than Homestake Royalty, a wholly-owned subsidiary of Homestake, Homestake does not have any subsidiaries. The authorized capital of Homestake Royalty consists of unlimited common shares without par value and as of the date hereof, there is one common share of Homestake Royalty issued and outstanding in the name of Homestake, which has been duly authorized and validly issued and is fully paid and non-assessable and issued in compliance with all applicable Laws. Homestake is the legal, beneficial and registered owner of the single issued and outstanding common share of Homestake Royalty free and clear of all Liens. Neither of the Purchased Corporations has any outstanding agreement, subscription, warrant, option, right or commitment (nor has it granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment) obligating it to issue or sell any common shares of Homestake Royalty, including any security or obligation of any kind convertible into or exchangeable or exercisable for any common shares of Homestake Royalty.

(g) Shareholders' and Similar Agreements. The Purchased Corporations are not subject to any unanimous shareholders agreement or are a party to any shareholder, pooling, voting, voting trust or other similar arrangement or agreement relating to the ownership or voting of any of the securities of the Purchased Corporations or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in the Purchased Corporations.

(h) Homestake Financial Statements. The Homestake Financial Statements have been prepared in accordance IFRS applied on a basis consistent with those of previous periods and in accordance with Applicable Law, except that the Homestake Interim Financial Statements: (i) are subject to normal period-end adjustments, and (ii) may omit notes which are required by IFRS on annual audited financial statements. The Homestake Financial Statements present fairly in all material respects, the assets, liabilities and financial condition of the Purchased Corporations as at the respective dates thereof and the losses, comprehensive losses, results of operations, changes in shareholders' equity and cash flows of the Purchased Corporations for the periods covered thereby. There are no outstanding loans made by either of the Purchased Corporations to any other Purchased Corporation, the Vendor or their respective directors or officers. Notwithstanding the foregoing, the Purchaser acknowledges that Homestake Financial Statements will include subjective allocations of parent company overheads and hence are not intended to be used to project the future cost of operating Homestake as a stand-alone business, it being understood that Homestake operations will be integrated into the Purchaser's business.

(i) Auditors. To the knowledge of the Vendor, the Vendor's auditors, who will complete the audit of the Homestake Audited Financial Statements and provide their audit report, are and will be, at the relevant time, independent public accountants as required under Applicable Law and the securities Laws of the United States and there has not been any reportable event (within the meaning of National Instrument 51-102 - Continuous Disclosure Obligations) between the Vendor and such auditors or, to the knowledge of the Vendor, any former auditors of the Vendor during the last year.

(j) Absence of Certain Changes. Since December 31, 2020:

i. the Purchased Corporations have conducted their business only in the ordinary course of business;

ii. there has not been any event, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to have a Material Adverse Effect on the Purchased Corporations;

iii. there has not been any material write-down by the Purchased Corporations of any of the assets of the Purchased Corporations;

iv. there has not been any expenditure or commitment to expend by the Purchased Corporations with respect to capital expenses, except for the repurchase of the 2% royalty on the Homestake Property by Homestake Royalty in August 2021;

v. there has not been any acquisition or sale, lease, license or other disposition by the Vendor of any interest in Homestake or by Homestake of any interest in the Homestake Property;

vi. the Purchased Corporations have not sold, transferred or otherwise disposed of or diminished the value of any assets used in the businesses of the Purchased Corporations except for (i) assets which are obsolete, or (ii) inventory sold in the ordinary course of business;

vii. there has not been any incurrence, assumption or guarantee by the Purchased Corporations of any debt for borrowed money, any creation or assumption by the Purchased Corporations of any Lien, or any making by the Purchased Corporations of any loan, advance or capital contribution to or investment in any other person;

viii. there has not been any satisfaction or settlement of any claim, liability or obligation of the Purchased Corporations;

ix. Homestake has not effected any change in its accounting policies, principles, methods, practices or procedures;

x. the Purchased Corporations have not suffered any casualty, damage, destruction or loss to any of its properties or assets;

xi. the Purchased Corporations have not declared, set aside or paid any dividends or made any distribution or payment or return of capital;

xii. Homestake has not effected or passed any resolution to approve a split, division, consolidation, combination or reclassification of the Homestake Shares or any other securities;

xiii. there has not been any increase in or modification of the compensation payable to or to become payable by the Purchased Corporations to any of its directors, officers, employees or consultants, except as may be required by Contract or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement to, for or with any of such directors, officers, employees or consultants;

xiv. made any bonus or profit-sharing distribution or similar payment of any kind except as may be required by the terms of a Homestake Material Contract, or a Contract with any of its directors, officers, employees or consultants;

xv. the Purchased Corporations have not adopted, or amended, any collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan;

xvi. the Purchased Corporations have not cancelled or waived any claims or rights;

xvii. the Purchased Corporations have not compromised or settled any litigation, proceeding or other governmental action relating to the assets or businesses of the Purchased Corporations;

xviii. the Purchased Corporations have not cancelled or reduced any of its insurance coverage;

xix. the Purchased Corporations have not entered into contract with any Person with whom it does not deal at arm's-length within the meaning of Tax Act;

xx. the Purchased Corporations have not experienced or otherwise suffered any material change to the ordinary course of operations of the businesses of the Purchased Corporations as a result of the Covid-19 pandemic; and

xxi. the Purchased Corporations have not agreed, announced, resolved or committed to do any of the foregoing.

(k) No Material Adverse Change. Since the date of the Homestake Interim Financial Statements, there has not been any material adverse change in the affairs, prospects, operations or condition of the Purchased Corporations, any of the assets of the Purchased Corporations or the businesses of the Purchased Corporations and no event has occurred or circumstance exists which may result in such a material adverse change.

(l) No Liabilities. Except as disclosed in the Homestake Financial Statements and Section 4.1(l) of the Vendor Disclosure Letter, the Purchased Corporations have no outstanding indebtedness, liability or obligation (including liabilities or obligations to fund any operations or work program, to give any guarantees or for Taxes, whether accrued, absolute, contingent or otherwise) and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any Person.

(m) Compliance with Laws. The businesses of the Purchased Corporations have been and are currently being conducted in compliance in all material respects with all Applicable Laws. Without limiting the generality of the foregoing, all issued and outstanding Homestake Shares and the sole share of Homestake Royalty have all been issued in compliance with all applicable Securities Laws.

(n) Accounting Controls. Homestake maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(o) Permits. Homestake holds a single exploration permit which is described in the Vendor Disclosure Letter. Homestake is in compliance in all respects with such permit. Such exploration permit is: (i) the sole consent, approval, permit, waiver, ruling, exemption or acknowledgement from any Person which is provided for or required by Applicable Laws necessary to conduct the current businesses of the Purchased Corporations as they are now being conducted; (ii) valid and subsisting and in full force and effect; (iii) in good standing under Applicable Laws. There are no actions, proceedings or investigations, pending, or to the knowledge of the Vendor, threatened, against the Purchased Corporations that could reasonably be expected to result in the suspension, loss or revocation of any such consent, approval, permit, waiver, ruling, exemption or acknowledgement.

(p) Condition of Tangible Assets. Neither of the Purchased Corporations owns any material tangible assets.

(q) Owned Property. Other than the Crown Grants, no Purchased Corporation owns, nor has either ever owned, any real property interests.

(r) Leases. No Purchased Corporation is a party to, or under any agreement to become a party to, any lease with respect to real property, other than as set out in the Vendor Disclosure Letter.

(s) No Material Contracts. The Vendor Disclosure Letter contains a list of all contracts to which either of the Purchased Corporations are parties. There are no Homestake Material Contracts.

(t) No Breach of Other Contracts. With respect to Contracts to which any Purchased Corporation is a party that are not Homestake Material Contracts, no Purchased Corporation has violated or breached, in any material respect, any of the terms or conditions of any such Contract, and to the knowledge of the Vendor, all the covenants to be performed by any other party to such Contracts have been fully performed, in all material respects.

(u) Litigation. There are no (i) actions, suits or proceedings, at law or in equity, by any Person (including either Purchased Corporation), (ii) any grievance, arbitration or alternative dispute resolution process, or (iii) administrative or other proceeding by or before (or to the knowledge of the Vendor any investigation by) any Governmental Authority, pending, or, to the knowledge of the Vendor, threatened against or affecting the Purchased Corporations, the businesses of the Purchased Corporations or any of their assets, including the Mineral Claims, and, to the knowledge of the Vendor, there is no valid basis for any such action, complaint, grievance, suit, proceeding, arbitration or investigation by or against either of the Purchased Corporations. No Purchased Corporation is subject to any judgment, Order or decree entered in any lawsuit or proceeding nor has either Purchased Corporation settled any claim prior to being prosecuted in respect of it. The Purchased Corporations are not plaintiff or complainant in any action, suit or proceeding, grievance, arbitration or alternative dispute resolution process.

(v) Insolvency. No act or proceeding has been taken by or against the Purchased Corporations in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of the Purchased Corporations or for the appointment of a trustee, receiver, manager or other administrator of the Purchased Corporations or any of their respective properties or assets nor, to the knowledge of the Vendor, is any such act or proceeding threatened. Neither Purchased Corporation has sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) or similar legislation. None of the Purchased Corporations, nor any of their respective properties or assets is subject to any outstanding judgment, Order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of the Purchased Corporations to conduct their business in all material respects as it has been carried on prior to the date hereof, or that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or would reasonably be expected to prevent or significantly impede or materially delay the completion of the transactions contemplated by this Agreement.

(w) Interest in Homestake Property.

i. Homestake is the sole legal and beneficial owner of all right, title and interest in and to its recorded Mineral Claims and Crown Grants (collectively, the "Homestake Mineral Rights") referenced in the Disclosure Letter (collectively, the "Homestake Property"), and the Homestake Mineral Rights are sufficient to grant Homestake the right and ability to explore for minerals, ore and metals, on the Homestake Property, in each case free and clear of any Liens. All books and records relating to the Homestake Property and the Homestake Mineral Rights have been provided by the Vendor to the Purchaser, and the Purchased Corporations do not have any interest in any other real property or any material mineral interests or rights.

ii. All Homestake Mineral Rights and permits in respect of the Homestake Property in which Homestake has an interest or right have been validly located and recorded in accordance with all Applicable Law and are valid and subsisting.

iii. (A) Homestake has the exclusive right to deal with the Homestake Property; (B) no person or entity of any nature whatsoever other than Homestake has any interest in the Homestake Property or any right to acquire or otherwise obtain any such interest; (C) there are no earn-in rights, rights of first refusal, royalty rights, streaming rights, or other rights of any nature whatsoever which would affect Homestake's interests in the Homestake Property; (D) Homestake has not received any notice, whether written or oral, from any Governmental Authority or any other person of any revocation or intention to revoke, diminish or challenge its interest in the Homestake Property; and (E) in all material respects, the Homestake Property is in good standing under and comply with all Laws and all work required to be performed has been performed and all taxes, fees, expenditures and all other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

iv. There are no adverse claims, actions, suits or proceedings that have been commenced or are pending or, to the knowledge of the Vendor, that are threatened, affecting or which could affect Homestake's right, title or interest in the Homestake Property or the ability of Homestake to explore or develop the Homestake Property, including the title to or ownership by Homestake of the foregoing, or which might involve the possibility of any judgement or liability affecting the Homestake Property.

v. None of the directors or officers of Homestake holds any right, title or interest in, nor has taken any action to obtain, directly or indirectly, any right, title and interest in the Homestake Property or in any permit, concession, claim, lease, license or other right to explore for, exploit, develop, mine or produce minerals from or in any manner in relation to the Homestake Property and any other properties located within 20 kilometers of the Homestake Property.

vi. The Vendor has provided the Purchaser with full and complete copies of all exploration information and data concerning the Homestake Property including, without limitation, all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies, environmental studies and assessments and other similar reports and studies concerning the Homestake Property, and Homestake has the sole right, title and ownership of all such information, data, reports and studies. The Vendor has advised the Purchaser if it knows, or has any reason to believe, that any databases, core or other samples, or the like information about work or analyses done to-date by the Vendor, or any previous operator, of the Homestake Property, has been lost, destroyed or become unusable, unreliable or contaminated.

(x) Homestake Technical Report. To the Vendor's knowledge, information and belief:

i. The Homestake Technical Report complies in all material respects with the requirements of NI 43-101 at the time of filing thereof and reasonably presented the quantity of mineral resources attributable to the property evaluated therein as at the date stated therein based upon information available at the time the report was prepared. The Vendor does not have knowledge of a material adverse change in any production, cost, price, reserves, resources or other relevant information provided since the date such information was provided.

ii. The Vendor and Homestake made available to the authors of the Homestake Technical Reports, prior to the issuance thereof, for the purpose of preparing such report, all information requested by them, and none of such information contained any misrepresentation at the time such information was so provided.

iii. All of the material assumptions underlying the resource estimates in the Homestake Technical Report are reasonable and appropriate.

iv. The estimates of mineral resources at the Homestake Property as described in the Vendor's Information Record comply in all material respects with NI 43-101.

v. The information set forth in the Vendor's Information Record relating to mineral resources at the Homestake Property required to be disclosed therein pursuant to NI 43-101 was prepared by the Vendor and its consultants in accordance with methods generally applied in the mining industry and conforms to the requirements of NI 43-101 and applicable Securities Laws.

vi. The Vendor is in compliance in all material respects with the provisions of NI 43-101 with respect to the Homestake Property, has filed all technical reports required thereby, and there has been no material change of any scientific or technical information about the Homestake Property which the Vendor is or should be aware that would disaffirm or change any material aspect of the Homestake Technical Report or that would require the filing of a new technical report under NI 43-101.

(y) First Nations Claims. Neither the Vendor nor the Purchased Corporations have received any written First Nations Claim which affects the Purchased Corporations, the Homestake Property or the Homestake Mineral Rights nor, to the knowledge of the Vendor, has any First Nations Claim been threatened which relates to the Homestake Property, any permits or the operation by Homestake of its business in the areas in which such operations are carried on or in which the Homestake Property is located and neither the Vendor nor the Purchased Corporations have any agreements, memorandums of understanding or similar arrangements with any First Nations Group relating to the Homestake Property.

(z) Taxes.

i. Homestake and Homestake Royalty have timely filed all Tax Returns required to be filed by them with any Governmental Authority and each such Tax Return was complete and correct in all material respects and reflects accurately all liability for Taxes of Homestake and Homestake Royalty, respectively, for the periods covered thereby. Homestake and Homestake Royalty have paid or caused to be paid to the appropriate Governmental Authority on a timely basis all Taxes which are due and payable, all assessments and reassessments and all other Taxes as are due and payable by it, other than those which are being or have been contested in good faith pursuant to Applicable Laws, and in respect of which adequate reserves or accruals in accordance with IFRS have been provided in the interim Homestake Financial Statements. The Vendor has made full and adequate provision in the interim Homestake Financial Statements for all Taxes of Homestake and Homestake Royalty for the periods covered by such financial statements that have not been paid, whether or not shown as being due on any Tax Returns. The Vendor has furnished or made available to the Purchaser complete and accurate copies of all material Tax Returns, and any amendments thereto, filed by Homestake and Homestake Royalty for the preceding four taxation years.

ii. No audit, action, reassessment, investigation, deficiencies, litigation, proposed adjustments have been asserted or, to the knowledge of the Vendor, threatened with respect to Taxes of Homestake or Homestake Royalty, and Homestake and Homestake Royalty are not parties to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of the Vendor, threatened. To the knowledge of the Vendor, no Tax Return of Homestake or Homestake Royalty is under investigation, review, audit or examination by any Governmental Authority in respect of Taxes, and no written notice of any investigation, review, audit or examination by any such Governmental Authority has been received by Homestake or Homestake Royalty with respect to any Taxes. To the knowledge of the Vendor, no Lien for Taxes has been filed or exists with respect to any assets or properties of Homestake or Homestake Royalty other than for Taxes not yet due and payable or Liens for Taxes that are being contested in good faith by appropriate proceedings and which have been disclosed in writing by the Vendor to the Purchaser prior to the date hereof. There are no currently effective elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes, the filing of any Tax Return or any payment of Taxes by Homestake or Homestake Royalty. Homestake and Homestake Royalty have not made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Tax Returns that could, in and of itself, require a material amount to be included in the income of Homestake or Homestake Royalty for any period ending after the Closing Date.

iii. All Taxes that Homestake or Homestake Royalty have been required to withhold have been duly withheld and have been duly and timely paid to the proper Governmental Authority. Homestake and Homestake Royalty have remitted all Canada Pension Plan contributions, provincial pension plan contributions, employment insurance premiums, employer health taxes, payroll taxes and other Taxes payable by it in respect of its employees, agents and consultants, as applicable, and has remitted such amounts to the appropriate Governmental Authority within the time required under applicable Laws. Homestake and Homestake Royalty have, to the extent required under Applicable Laws, duly charged, collected and remitted on a timely basis all Taxes on any sale, supply or delivery whatsoever, made by them.

iv. To the Vendor's knowledge, there are no rulings issued by, or arrangements or agreements with, any Governmental Authority relating to Homestake or Homestake Royalty which may affect Homestake's or Homestake Royalty's liability for Taxes for any taxable period commencing after the Closing Date.

v. No claim has ever been made by a Governmental Authority in respect of Taxes in a jurisdiction where Homestake or Homestake Royalty does not file Tax Returns that such entity is or may be subject to Tax by that jurisdiction.

vi. For all transactions between Homestake or Homestake Royalty and any Person who is not resident in Canada for purposes of the Tax Act with whom Homestake was not dealing at arm's length for purposes of the Tax Act, the Vendor has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act (or comparable provisions of any other applicable legislation).

vii. No circumstances exist or may reasonably be expected to arise as a result of matters existing before the Closing Date that may result in Homestake or Homestake Royalty being subject to the application of Section 159 or Section 160 of the Tax Act (or comparable provisions of any other applicable legislation).

viii. To the Vendor's knowledge, none of Sections 78 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) have applied to Homestake or Homestake Royalty, and there are no circumstances existing which could reasonably be expected to result in the application of Sections 78 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) to Homestake or Homestake Royalty.

ix. Other than as described in the Vendor Disclosure Letter, the Purchased Corporation have never issued any "flow-through shares" (as defined in subsection 66(15) of the Tax Act).

x. For the purposes of the Tax Act, the total paid-up capital, within the meaning of subsection 89(1) of the Tax Act, of all issued and outstanding Homestake Shares at the Closing Time shall be as per the Vendor Disclosure Letter.

xi. To the Vendor's knowledge, Homestake has not accrued liability under section 211.91 of the Tax Act in respect of which Homestake is late in incurring or renouncing exploration expenses.

xii. To the Vendor's knowledge, there are no circumstances which exist and would result in, or which have existed and resulted in, Section 17 of the Tax Act applying to Homestake.

xiii. Neither Homestake nor Homestake Royalty is obligated to make any payments, or is a party to any agreement under which it could be obligated to make any payment, that will not be deductible in computing its income under the Tax Act by virtue of Section 67 of the Tax Act.

xiv. As at December 31, 2020, for the purposes of the Tax Act, the cumulative Canadian exploration expenses, cumulative Canadian development expenses, cumulative foreign resource expenses, cumulative Canadian oil and gas property expense, undepreciated capital cost, and non-capital loss carry forwards of Homestake and of Homestake Royalty are not less than the amount set forth in the Vendor Disclosure Letter.

xv. Neither Homestake nor Homestake Royalty has entered into any agreements or made any covenants with any parties with respect to the issuance of "flow-through shares" or the incurring and renunciation of "Canadian exploration expense" or "Canadian development expense" (each as defined in the Tax Act), except where such amounts have been fully expended and renounced as required thereunder.

xvi. Neither Homestake nor Homestake Royalty has claimed or received any subsidies, government assistance or Tax refunds, including, for greater certainty, under section 125.6 or subsection 153(1.02) of the Tax Act, to which it is not entitled.

xvii. Vendor has made available to the Purchaser or its Representatives, complete and accurate copies of all foreign, federal, provincial, state, municipal and local income, added value, goods and services, property and sales and use Tax Returns for Homestake and Homestake Royalty filed for the prior four years.

xviii. Homestake and Homestake Royalty are taxable Canadian corporations within the meaning of the Tax Act.

i. The Vendor is not a non-resident of Canada within the meaning of the Tax Act.

(aa) Employment Agreements. Neither Purchased Corporation is a party to or bound or governed by, or subject to: (i) any employment, consulting, retention or change of control agreement with, or any written or oral agreement, arrangement or understanding providing for retention, severance or termination payments to, any officer, employee or consultant of any Purchased Corporation; (ii) any collective bargaining or union agreement, or any actual or, to the knowledge of the Vendor, threatened application for certification or bargaining rights in respect of a Purchased Corporation; or (iii) any labour dispute, strike or lock-out relating to or involving any employees of a Purchased Corporation. The Purchased Corporations do not have any employees or consultants.

(bb) Health and Safety. The Purchased Corporations have operated in all material respects in accordance with all Applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, employment equity, pay equity, workers' compensation, human rights, labour relations and privacy, and there are no current, pending, or to the knowledge of the Vendor, threatened proceedings before any Governmental Authority with respect to any such matters.

(cc) Employee Matters. The Purchased Corporations have not received notification from any Governmental Authority challenging the classification of any individual who performs services for the Purchased Corporations' business as an independent contractor or consultant.

(dd) Intellectual Property. The Purchased Corporations do not own or possess any intellectual property rights including any patents, copyrights, trade secrets, trademarks, service marks or trade names.

(ee) Exploration and Development Activities.

i. All assessments or other work required to be performed within the areas comprising the Homestake Property in order to maintain the Purchased Corporations' interest therein have been performed to date and the Purchased Corporations have complied in all material respects with all Applicable Laws in this regard, as well as with regard to legal, contractual obligations to third parties.

ii. There are no expropriations or similar proceedings against any proper in which Homestake has a direct or indirect economic interest or any related mining claim.

iii. All exploration and development activities conducted on premises in which Homestake has a direct or indirect economic interest have been conducted in all respects in accordance with good mining and engineering practices and all applicable workers' compensation and health and safety and workplace Laws have been duly complied with.

(ff) Environment:

i. The Purchased Corporations have carried on their operations in compliance with all applicable Environmental Standards and the Homestake Property and assets and any other properties owned or held by Homestake comply with all applicable Environmental Standards, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

ii. The Purchased Corporations not subject to any contingent or other liability relating to (A) the restoration or rehabilitation of land, water or any other part of the Homestake Property, or (B) noncompliance with Environmental Standards.

iii. The Purchased Corporations are in compliance in all material respects with any rehabilitation and closure obligations, for which it is responsible pursuant to Applicable Law with respect to the Homestake Property and any property formerly owned by a Purchased Corporation. The Homestake Financial Statements set forth accurate accruals for all such rehabilitation and closure obligations.

iv. None of the Homestake Property or any other properties owned or held by the Purchased Corporations, have been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose of, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Standards. To the knowledge of the Vendor, there are no Hazardous Substances at, in, on, under or migrating from the Homestake Property.

v. The Purchased Corporations have not treated or disposed of, or arranged for the treatment or disposal of, any Hazardous Substances at any location: (A) listed on any list of hazardous sites or sites requiring remedial action issued by any Governmental Authority; (B) to the knowledge of the Vendor, proposed for listing on any list issued by any Governmental Authority of hazardous sites or sites requiring remedial action, or any similar federal, state or provincial lists; or (C) which is the subject of enforcement actions by any Governmental Authority that creates the reasonable potential for any proceeding, action, or other claim against the Purchased Corporations. To the knowledge of the Vendor, no site or facility now or previously owned, operated or leased by Homestake is listed or, to the knowledge of the Vendor, is proposed for listing on any list issued by any Governmental Authority of hazardous sites or sites requiring remedial action or is the subject of remedial action.

vi. The Purchased Corporations have not received from any Person or Governmental Authority any notice, formal or informal, of any proceeding, action or other claim, arising under any Environmental Standard that is pending as of the date of this Agreement.

(gg) Disclosure. All information which has been prepared or compiled by the Vendor relating to the Purchased Corporations and their businesses, properties and liabilities, and either part of the Vendor's Information Record or provided to the Purchaser or the Purchaser's Counsel, including all financial, marketing, sales, technical mining and operational information, is as of the date of such information, true and correct in all material respects, and taken together, contains no Misrepresentation.

(hh) Insurance. All insurance policies of the Purchased Corporations are disclosed in the Vendor Disclosure Letter and are in full force and effect. All premiums due and payable under all such policies have been paid and the Purchased Corporations are otherwise in compliance in all material respects with the terms of such policies. No Purchased Corporation has failed to give any notice or to present any claim under any insurance policy in a due and timely fashion. Neither the Vendor nor the Purchased Corporations have received any notice of cancellation or termination with respect to any such policy. There has been no denial of material claims nor material claims disputed by the Purchased Corporation's insurers. To the knowledge of the Vendor, there are no circumstances in respect of which any Person could make a claim under any insurance policy.

(ii) Books and Records. The corporate records and minute books of the Purchased Corporations have been maintained in accordance with all applicable Laws in all material respects, and such corporate records and minute books are complete and accurate in all material respects. The financial books and records and accounts of the Purchased Corporations in all material respects have been maintained in accordance with good business practices and in accordance with IFRS or the accounting principles generally accepted in the country of domicile of each such entity on a basis consistent with prior years.

(jj) Minutes, Resolutions and Redactions. The minute books and corporate records of the Purchased Corporations as provided in the due diligence information to the Purchaser are complete and accurate in all material respects, and the minutes and resolutions filed therein represent a complete and accurate record of all meetings of the shareholders and directors (or any committee thereof) and all resolutions passed at the meetings, or passed by written consent as the case may be. The central security registers are complete and accurate, all transfers have been properly completed and approved and any tax payable in connection with the transfer of any securities has been paid. To the extent that such minutes and resolutions contain redactions they do not contain any redacted information that would reasonably be expected to have a material adverse effect.

(kk) Non-Arm's Length Transactions. There are no current contracts, commitments, agreements, arrangements or other transactions between a Purchased Corporation, on the one hand, and any officer or director of a Purchased Corporation or the Vendor.

(ll) Financial Advisors or Brokers. The Purchased Corporations have not incurred any obligation or liability, contingent or otherwise, or agreed to pay or reimburse any broker, finder, financial adviser or investment banker, for any brokerage, finder's, advisory or other fee or commission, or for the reimbursement of expenses, in connection with this Agreement, the transactions contemplated hereby or any alternative transaction in relation to the Purchased Corporations.

(mm) Anti-Corruption.

i. Neither the Purchased Corporations, nor any of its officers, managers, agents, distributors, employees or other Persons acting on behalf of the Purchased Corporations, have, directly or indirectly, taken any action which would cause it to be in violation of any Anti-Fraud and Anti- Corruption Law.

ii. Neither the Purchased Corporations nor any shareholders, directors, any existing or former officers, any existing or former employees, agents, representatives or other Person acting on behalf of the Purchased Corporations or any such Person has, directly or indirectly (i) made, provided or offered to make or provide any illegal contributions, payments, bribes, kickbacks, expenditures, gifts or similar payments or provided any unlawful compensation, gifts or hospitality to any officer or employee of any Governmental Authority, (ii) accepted or received any unlawful contributions, payments, bribes, kickbacks, expenditures, gifts or similar payments, (iii) made or paid any unlawful contributions, directly or indirectly, to a domestic or foreign political party or candidate, (iv) made, or offered to make any improper payment to any foreign government official (as defined in the Foreign Corrupt Practice Act) or (v) taken any other action that would cause the Purchased Corporation to be in violation of any Anti-Fraud and Anti-Corruption Laws. There are no proceedings, filings, or governmental investigations alleging any such unlawful contributions, payments, bribes, kickbacks, expenditures, gifts or fraudulent conduct or any other such violation of any Anti-Fraud and Anti-Corruption Law. The transactions of Purchased Corporations have been and are accurately and fairly reflected on its books and records in all material respects and in compliance with the Anti-Fraud and Anti- Corruption Laws.

iii. The Purchased Corporations have at all times complied with all Laws relating to export control and trade sanctions or embargoes applicable to the Purchased Corporations.

(nn) No Pending Changes to Law, etc. The Vendor is not aware of any pending change or contemplated change to any applicable Law that could reasonably be expected to materially affect the businesses of the Purchased Corporations or the business or legal environment under which the Purchased Corporations operate.

4.2 Representations and Warranties of the Purchaser. As a material inducement to the Vendor entering into this Agreement and completing the transactions contemplated by this Agreement and acknowledging that the Vendor is entering into this Agreement in reliance upon the representations and warranties of the Purchaser set out in this Section 4.2, the Purchaser represents and warrants to the Vendor as follows:

(a) Organization and Corporate Capacity. The Purchaser has been duly organized and is validly existing and in good standing under the Business Corporations Act (British Columbia) and has the requisite corporate and legal power and capacity to own its assets as now owned and to carry on its business as it is now being carried on. The Purchaser is duly qualified, licensed or registered to carry on business in each jurisdiction in which the nature or character of its properties and assets, owned, leased or operated by it, or the nature of its business or activities, makes such qualification necessary.

(b) Authority Relative to this Agreement. The Purchaser has the requisite corporate power, authority and capacity to enter into and perform its obligations under this Agreement and the Investor Rights Agreement and to complete the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Investor Rights Agreement and the performance by the Purchaser of its obligations under this Agreement and the Investor Rights Agreement have been duly authorized by the Purchaser's board of directors and no other corporate proceedings on the part of the Purchaser are necessary to authorize the execution and delivery by it of this Agreement and the Investor Rights Agreement, and the completion by the Purchaser of the transactions contemplated hereby and thereby. This Agreement has been, and at Closing the Investor Rights Agreement will have been, duly executed and delivered by the Purchaser, each constituting a legal, valid and binding obligation of the Purchaser enforceable by the Vendor against the Purchaser in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to or affecting the availability of equitable remedies and the enforcement of creditors' rights generally and general principles of equity and public policy and to the qualification that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction.

(c) Required Approvals. No authorization, license, permit, certificate, registration, consent or approval of, or filing with, or notification to, any Governmental Authority is required to be obtained or made by or with respect to the Purchaser for the execution and delivery by the Purchaser of this Agreement and the Investor Rights Agreement, the performance by the Purchaser of its obligations hereunder and thereunder, including the issuance of the Consideration Shares to the Vendor, other than the DV Shareholder Approval, the TSXV Approval and filings required to be made following Closing under applicable Securities Laws. The Purchaser Board has approved the Purchaser Board Recommendation.

(d) No Violation. Subject to obtaining the Consents and making the filings referred to in paragraph 4.2(c) above, the execution and delivery by the Purchaser of this Agreement and the Investor Rights Agreement, the performance by the Purchaser of its obligations hereunder and thereunder, and the issuance of the Consideration Shares to the Vendor, do not and will not (nor will they with the giving of notice or the lapse of time or both): (i) result in a contravention, breach, violation or default under any Law applicable to the Purchaser or to any of its properties or assets; (ii) result in a contravention, conflict, violation, breach or default under the constating documents of the Purchaser; or (iii) result in a contravention, breach or default under or termination of, or acceleration or permit the acceleration of the performance required by, or loss of any benefit under, or require any approval under, any material Contract to which the Purchaser is a party or by which the Purchaser is bound.

(e) Capitalization. The authorized capital of the Purchaser consists of an unlimited number of Purchaser Shares. As at the date hereof, there are (i) 130,887,861 Purchaser Shares issued and outstanding, all of which have been duly authorized and validly issued and are fully paid and non-assessable common shares in the capital of the Purchaser, (ii) 7,397,500 stock options of the Purchaser to purchase up to 7,397,500 Purchaser Shares, and (iii) 8,828,268 warrants of the Purchaser to purchase up to 8,828,268 Purchaser Shares. The Purchaser has no other outstanding agreement, subscription, warrant, option, right or commitment (nor has it granted any right or privilege capable of becoming an agreement, subscription, warrant option, right or commitment) obligating it to issue or sell any Purchaser Shares or other securities, including any security or obligation of any kind convertible into or exchangeable or exercisable for Purchaser Shares or other security. Except as set out in the Purchaser's Information Record, the Purchaser does not have any share or stock appreciation right, phantom equity, restricted share unit, deferred share unit or similar right, agreement, arrangement or commitment based on the book value, Purchaser Share price, income or any other attribute of or related to the Purchaser.

(f) Subsidiaries. The Purchaser has no subsidiary, whether through direct or indirect holding of securities, and the Purchaser does not own any securities of any person.

(g) Shareholders' and Similar Agreements. The Purchaser is not subject to any agreement with any of its shareholders, and neither the Purchaser nor, to the knowledge of the Purchaser, any shareholder of the Purchaser is a party to any shareholder, pooling, voting, voting trust or other similar arrangement or agreement relating to the ownership or voting of any of the securities of the Purchaser or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in the Purchaser, other than as set out in the Purchaser's Information Record.

(h) Authorization. The Purchaser has full corporate power and authority to issue the Consideration Shares, and the Consideration Shares, when issued in accordance with the terms of this Agreement will have been duly and validly issued as fully paid and non-assessable common shares in the capital of the Purchaser free and clear of all Liens, other than: (i) restrictions applicable to the Vendor under Securities Laws (including statutory hold periods; (ii) restrictions contained in the Investor Rights Agreement; and (iii) Liens granted by the Vendor.

(i) Purchaser Financial Statements. The Purchaser Financial Statements have been prepared in accordance with IFRS applied on a basis consistent with those of previous periods and in accordance with Applicable Law except (i) as otherwise stated in the notes to such statements or, in the case of the annual Purchaser Financial Statements, in the auditor's report thereon and (ii) that the interim Purchaser Financial Statements are subject to normal period-end adjustments and may omit notes which are not required by IFRS. The Purchaser Financial Statements, present fairly, in all material respects, the assets, liabilities and financial condition of the Purchaser as at the respective dates thereof and the losses, comprehensive losses, results of operations, changes in shareholders' equity and cash flows of the Purchaser for the periods covered thereby (subject, in the case of the interim Purchaser Financial Statements, to normal period end adjustments). There are no outstanding loans made by the Purchaser to any director or officer of the Purchaser.

(j) Off Balance Sheet Arrangements. The Purchaser has not engaged in any "off balance sheet" or similar financing.

(k) No Undisclosed Liabilities. As of the date of this Agreement, there are no liabilities or obligations of the Purchaser of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities or obligations:

i. disclosed in the Purchaser Financial Statements or the notes thereto;

ii. incurred in the ordinary course of business consistent with past practice since September 30, 2021; or

iii. in connection with this Agreement.

(l) Absence of Changes. Since September 30, 2021, and except as disclosed in the Purchaser's Information Record:

i. the Purchaser has conducted its business only in the ordinary course of business;

ii. there has not been any event, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to have a Material Adverse Effect on the Purchaser;

iii. there has not been any material write-down by Purchaser of any of its assets; and

iv. there has not been any acquisition or sale, lease, license or other disposition by the Purchaser of any interest in its material properties.

(m) Auditors. To the knowledge of the Purchaser, the Purchaser's auditors who audited the Purchaser Financial Statements and provided their audit report, were, at the relevant time, independent public accountants as required under applicable securities laws and there has never been a reportable event (within the meaning of NI 51-102) between the Purchaser and such auditors or, to the knowledge of the Purchaser, any former auditors of the Purchaser during the last year.

(n) Compliance with Laws. The business of the Purchaser has been and is currently being conducted in compliance in all material respects with all Applicable Laws.

(o) Disclosure. All information which has been prepared or compiled by the Purchaser relating to the Purchaser and its business, properties and liabilities, and either part of the Purchaser's Information Record or provided to the Vendor or the Vendor's Counsel, including all financial, marketing, sales, technical mining and operational information, is as of the date of such information, true and correct in all material respects, and, taken together, contains no Misrepresentation.

(p) Reporting Issuer. The Purchaser is, and will at Closing be, a "reporting issuer" (or its equivalent) in British Columbia, Alberta, and Ontario, and in other jurisdictions in which it becomes a "reporting issuer" (or its equivalent), and is not, and will not be, in default of any requirement of applicable Securities Laws. The Purchaser has made timely disclosure of all material changes relating to it and no such disclosure has been made on a confidential basis and there is no material change relating to the Purchaser which has occurred with respect to which the requisite material change statement has not been filed. There are no outstanding or unresolved comments in any comment letters from the Securities Regulators with respect to any documents in the Purchaser's Information Record (other than the Purchaser's website) and neither Purchaser nor any of the documents in the Purchaser's Information Record (other than the Purchaser's website) is subject to an ongoing audit, review, comment or investigation by any Securities Regulators or the TSXV.

(q) No Cease Trade Orders. No Securities Regulators in any jurisdiction has issued any order which is currently outstanding preventing or suspending trading in any securities of the Purchaser, no such proceeding is, to the knowledge of the Purchaser, pending, contemplated or threatened, and the Purchaser is not in default of any requirement of applicable Securities Laws, except such as would not have or would not reasonably be expected to have a Material Adverse Effect.

(r) Stock Exchange Listing. The Purchaser is in compliance in all material respects with the current listing requirements and all other applicable rules and regulations of the TSXV and has not taken any action which would be reasonably expected to result in the delisting or suspension of the Purchaser Shares on or from the TSXV.

(s) Transfer Agent and Registrar. Computershare Trust Company of Canada, at its principal offices in Vancouver, British Columbia, has been duly appointed as the transfer agent and registrar for the Purchaser Shares.

Article 5
TERMINATION

5.1 Termination. This Agreement may be terminated prior to the Closing Time:

(a) by the mutual written agreement of the Vendor and the Purchaser;

(b) by written notice from either Purchaser or Vendor to the other party, if, for any reason other than the default or breach of this Agreement by the party seeking termination under this Section 5.1(b), the Closing has not occurred or is incapable of occurring by the Outside Date, which date may be extended by written agreement of both parties;

(c) by the Purchaser upon written notice to the Vendor:

i. if there has been a material breach of this Agreement by the Vendor and as a consequence of the material breach, a condition specified in Section 3.5 would be incapable of being satisfied by the Outside Date, and such violation or breach is not waived by Purchaser or, in the case of a covenant breach, cured by the Vendor within 15 days after written notice thereof by Purchaser;

ii. if the closing conditions in Section 3.5(e) or (f) have been breached upon delivery of the New Technical Report and Homestake Audited Financial Statements, respectively, provided that this right of termination will cease upon inclusion of the New Technical Report and Homestake Audited Financial Statements in the Purchaser Information Circular;

iii. there has occurred a Material Adverse Effect in respect of the Vendor;

(d) by the Vendor upon written notice to the Purchaser:

i. if there has been a material breach of this Agreement by the Purchaser such that any condition specified in Section 3.6 would be incapable of being satisfied by the Outside Date, and such violation or breach is not waived by the Vendor or, in the case of a covenant breach, cured by Purchaser within 15 days after written notice thereof by the Vendor; or

ii. there has occurred a Material Adverse Effect in respect of the Purchaser.

5.2 Effect of Termination. If this Agreement is terminated by pursuant to Section 5.1, all obligations of the parties under this Agreement will terminate, except that:

(a) each party's obligations under Section 7.8 and Article 9 will survive; and

(b) if this Agreement is terminated by a party because of a breach of this Agreement by the other party, or because a condition for the benefit of the terminating party has not been satisfied because the other party has failed to perform any of its obligations or covenants under this Agreement which are reasonably capable of being performed or caused to be performed by such party, the terminating party's right to pursue all legal remedies will survive such termination unimpaired.

Article 6
INDEMNITY

6.1 Indemnity by the Vendor. The Vendor shall indemnify the Purchaser's Indemnified Parties and save them fully harmless against, and will reimburse or compensate them for, any Damages arising from, or in connection with:

(a) any breach or inaccuracy of any representation or warranty of the Vendor contained in this Agreement (other than those contained in Sections 4.1(e) and (f)) or in any agreement or certificate delivered pursuant hereto; or

(b) any breach or any non-fulfilment of any covenant or agreement on the part of the Vendor contained in this Agreement or in any agreement or certificate delivered pursuant hereto;

(c) Taxes relating to any Pre-Closing Tax Period, or any breach or inaccuracy of the representations or warranties of the Vendor contained in Section 4.1(z);

(d) any breach or inaccuracy of the representations or warranties of the Vendor contained in Sections 4.1(e) and (f);

(e) the Pre-Closing Reorganization; and

(f) any Misrepresentation or alleged Misrepresentation contained in any information included in the Purchaser Information Circular that was provided by the Vendor pursuant to Section 2.2(f), including as a result of any Order made, or any inquiry, investigation or proceeding instituted by any Securities Regulator or other Governmental Authority based on such a Misrepresentation or alleged Misrepresentation.

6.2 Indemnity by the Purchaser. The Purchaser shall indemnify the Vendor Indemnified Parties and save them fully harmless against, and will reimburse or compensate them for, any Damages arising from, or in connection with:

(a) any breach or inaccuracy of any representation or warranty of the Purchaser contained in this Agreement or in any agreement (other than as contained in Sections 4.2(e) and 4.2(h), certificate or instrument delivered pursuant hereto;

(b) any breach or any non-fulfilment of any covenant or agreement on the part of the Purchaser contained in this Agreement; and

(c) any breach or inaccuracy representation or warranty of the Purchaser contained in Sections 4.2(e) and 4.2(h).

6.3 Claim Notice.

(a) Procedure. If an Indemnified Party becomes aware of any cause, matter, thing, act, omission or state of facts that may give rise to Damages in respect of which a right of indemnification is provided for under this Article 6, the Indemnified Party shall promptly give written notice thereof (a "Claim Notice") to the Indemnifying Party, but in no event later than the relevant date, if any, specified in Section 6.4. If the Indemnified Party fails to promptly give notice, such failure shall not preclude the Indemnified Party from obtaining such indemnification, but its right to indemnification may be reduced to the extent that such delay prejudiced the defence of the Claim or increased the amount of Damages or cost of defense. The Claim Notice shall specify whether the potential Damages arise as a result of a Third Party Claim or a Direct Claim, and shall also specify with reasonable particularity (to the extent that the information is available):

i. the factual basis for the Claim;

ii. the estimated amount of the potential Damages arising therefrom; and

iii. if a Third Party Claim, the identity of the Person(s) making the claim against the Indemnified Party.

(b) No Derogation from Time Limits. For greater certainty, nothing in this Section 6.3 shall be construed to affect the time within which a Claim Notice must be delivered pursuant to Sections 6.4(a) and 6.4(b) in order to permit recovery pursuant to Sections 6.1, and 6.2, as the case may be.

6.4 Time Limits for Claim Notice.

(a) Notice by the Purchaser. No Damages may be recovered from the Vendor pursuant to Section 6.1(a) unless the Purchaser shall have delivered a Claim Notice to the Vendor within the following time limits:

i. with respect to representations and warranties set out in Section 4.1(ff) (Environmental Matters), at any time on or before the date which is 36 months following Closing; and

ii. with respect to all other applicable representations and warranties, on or before the date which is 18 months following the Closing.

(b) Notice by the Vendor. No Damages may be recovered from the Purchaser pursuant to Section 6.2(a) unless the Vendor shall have delivered a Claim Notice to the Purchaser on or before the date which is 18 months following the Closing.

(c) Statutory Limitations. The parties agree that the statutory limitations period shall commence on the filing of the Claim Notice by the Indemnified Party and any applicable limitations period is extended or varied to the fullest extent permitted by Applicable Law to give effect to this Section 6.4(c).

6.5 Limitations.

(a) Damages from the Vendor. Subject to Sections 6.5(c) and 6.5(d) but notwithstanding anything else contained in this Agreement to the contrary, (i) the Vendor shall not be liable for any amounts for which the Purchaser's Indemnified Parties are otherwise entitled to indemnification pursuant to Section 6.1(a) unless the aggregate amount of all Damages for which the Purchaser's Indemnified Parties are entitled to indemnification pursuant to Sections 6.1(a) from the Vendor exceeds, on a cumulative basis, $250,000 (the "Aggregate Claim Threshold") and then only to the extent of such excess and (ii) the Vendor shall not be required to make indemnification payments pursuant to Section 6.1(a) to the extent the indemnification payments by the Vendor thereunder would exceed, in the aggregate, $50,000,000.

(b) Damages from Purchaser. Subject to Sections 6.5(c) and 6.5(d) but notwithstanding anything else contained in this Agreement to the contrary, (i) the Purchaser shall not be liable for any amounts for which the Vendor Indemnified Parties are otherwise entitled to indemnification pursuant to Section 6.2(a) unless the aggregate amount of all Damages for which the Vendor Indemnified Parties are entitled to indemnification pursuant to Section 6.2(a) exceeds, on a cumulative basis, the Aggregate Claim Threshold and then only to the extent of such excess and (ii) the Purchaser shall not be required to make indemnification payments pursuant to Section 6.2(a) to the extent the indemnification payments thereunder would exceed, in the aggregate, $45,000,000.

(c) Fundamental Representations, Taxes. For the avoidance of doubt, the limitations set forth in Sections 6.5(a) and 6.5(b) shall have no application to any claim for indemnification under Sections 6.1(b), 6.1(c), 6.1(d), 6.1(e), 6.1(f), 6.2(b) or 6.2(c).

(d) No Indirect Damages. Other than in the case of fraud or fraudulent misrepresentation, no Party shall have liability under this Article 6 for, or obligations with respect to, any special, indirect, consequential, punitive or aggravated Damages.

(e) Fraud. Nothing in this Agreement, including this Article 6, limits or restricts in any way any remedies available, or Damages payable, for claims involving fraud or fraudulent misrepresentation.

6.6 Agency for Non-Parties. Each party hereby accepts each indemnity in favour of each of its Indemnified Parties who are not parties as agent and trustee of that Indemnified Party. Each party may enforce an indemnity in favour of any of that party's Indemnified Parties on behalf of each such Indemnified Party.

6.7 Direct Claims. In the case of a Direct Claim, the Indemnifying Party shall have 60 days from receipt of a Claim Notice in respect thereof within which to make such investigation as the Indemnifying Party considers necessary or desirable and to respond in writing. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate its right to be indemnified under this Article 6, together with all such other information as the Indemnifying Party may reasonably request. If the Indemnifying Party disputes the validity or amount of the Direct Claim, the Indemnifying Party shall provide written notice of the dispute to the Indemnified Party within the 60 day period specified herein. The dispute notice must describe in reasonable detail the nature of the Indemnifying Party's dispute. Following receipt of the dispute notice by the Indemnified Party, Indemnifying Party and the Indemnified Party shall attempt in good faith to resolve the dispute. If the Indemnifying Party and the Indemnified Party fail to resolve the dispute within the 30 day period following receipt of the dispute notice by the Indemnified Party, the Indemnified Party is free to pursue all rights and remedies available to it, subject only to this Agreement. If the Indemnifying Party fails to respond in writing to the Direct Claim within the 60 day period following receipt of a Claim Notice, the Indemnifying Party is deemed to have agreed to the validity and amount of the Direct Claim and shall promptly pay in full the amount of the Direct Claim to the Indemnified Party.

6.8 Third Party Claims.

(a) Rights of Indemnifying Party. In the case of a Third Party Claim, the Indemnifying Party may participate in the investigation and defence of the Third Party Claim and shall also have 15 days from receipt of a Claim Notice to elect, at its option, to assume and control the defense of, at its own expense and by counsel of its own choosing, any such Third Party Claim, and shall be entitled to assert any and all defences available to the Indemnified Party to the fullest extent permitted by Applicable Law, provided that:

i. in connection with the election to assume and control the defense of such Third Party Claim, the Indemnifying Party irrevocably acknowledges in writing its obligation to indemnify the Indemnified Party in accordance with the terms of this Article 6 with respect to such Third Party Claim;

ii. the amount of Damages claimed under such Third Party Claim, together with the aggregate amount of Damages claimed under all other outstanding Claims by the Indemnified Party and all Damages paid to date pursuant to this Article 6 to the Indemnified Party, do not exceed the applicable monetary limitation set forth in Section 6.5;

iii. it does not relate to Taxes of the Indemnified Party;

iv. if the named parties in any Third Party Claim include both the Indemnified Party and the Indemnifying Party, representation by the same counsel would, in the judgment of the Purchaser Indemnified Party or the Vendor Indemnified Party, as applicable, still be appropriate notwithstanding any actual or potential differing interests between them (including the availability of different defences);

v. legal counsel chosen by the Indemnifying Party to defend the Third Party Claim is satisfactory to the Indemnified Person, acting reasonably; and

vi. the Indemnifying Party, from time to time, at the request of the Indemnified Party provides reasonable assurance to the Indemnified Party of the Indemnifying Party's financial capacity to defend such Third Party Claim and to provide indemnification in respect thereof.

(b) Respective Rights on Indemnifying Party's Assumption of Control. If the Indemnifying Party elects to assume control of any such Third Party Claim as contemplated by Section 6.8(a), the Indemnified Party shall cooperate fully with the Indemnifying Party and its counsel in the defence of such Third Party Claim. Such cooperation shall include (a) allowing the Indemnifying Party and its Representatives to investigate the fact, matter, event or circumstance alleged to give rise to the Third Party Claim and using commercially reasonable efforts to make available to the Indemnifying Party its then current officers, directors and employees to act as witnesses (including interviews, the preparation and submission of witness statements and the giving of evidence at any related hearing), provided, for certainty, that the Indemnifying Party shall reimburse the Indemnified Party for all related out-of-pocket expenses; (b) reasonably promptly furnishing all material and information in its possession relating to, and reasonably required by the Indemnifying Party to defend, the Third Party Claim; (c) preserving all material evidence relating to the Third Party Claim; and (d) providing reasonable access to any Representatives of the parties as reasonably needed; provided that, in each case, such cooperation shall not unduly interfere with the operation of the Indemnified Party's business. The Indemnifying Party shall keep the Indemnified Party informed on a regular basis as to the status of the Third Party Claim and any related proceedings. The Indemnifying Party shall not consent to the settlement or discharge of such Third Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the Indemnifying Party's election to assume the defense of such Third Party Claim, the Indemnified Party shall have the right to employ separate counsel and to monitor the defence of such Third Party Claim, and the Indemnified Party shall bear the fees, costs and expenses of such separate counsel.

(c) No Assumption of Control by Indemnifying Party. If the Indemnifying Party, after receiving a Claim Notice with respect to a Third Party Claim, does not elect to assume control of such Third Party Claim within 15 days after receipt thereof, is not entitled to assume control of such Third Party Claim or if at any time the Indemnifying Party fails to conduct the defence with reasonable diligence, the Indemnified Party shall have the right to assume control of such Third Party Claim (upon providing further written notice thereof to the Indemnifying Party) as in its sole discretion may appear advisable, and is entitled to retain counsel as in its sole discretion may appear advisable, the costs of which shall be indemnifiable Damages pursuant to this Article 6 in connection with such Third Party Claim. Any settlement or other final determination of the Third Party Claim by an Indemnified Party will no be binding on the Indemnifying Party without consent. The Indemnifying Party will, at its sole cost and expense, cooperate fully with the Indemnified Party and use its best efforts to make available to the Indemnified Party all relevant information in its possession or under its control and take such other steps as are, in the reasonable opinion of counsel for the Indemnified Party, necessary to enable the Indemnified Party to conduct the defence.

6.9 Cooperation. Each Indemnified Party and Indemnifying Party shall reasonably cooperate and assist each other, and the Purchaser shall cause the Purchased Corporations to cooperate and assist, in determining the validity of any claim for indemnity by an Indemnified Party and otherwise in resolving such matters. Such assistance and cooperation will include providing reasonable access to information, records and documents relating to such matters and furnishing employees to assist in the investigation, defence and resolution of such matters.

6.10 Characterization and Satisfaction of Indemnification Payments. Unless otherwise required by Law, any payment made pursuant to this Article 6 shall be treated for all Tax purposes as an adjustment to the Purchase Price.

6.11 No Effect of Knowledge. The right to indemnification or other remedy of any party based on the representations, warranties, covenants and obligations contained in this Agreement and any ancillary agreement, certificates, instruments or documents to be delivered pursuant to this Agreement, exists notwithstanding the Closing and notwithstanding any investigation or knowledge acquired prior to the Closing.

Article 7
COVENANTS

7.1 Conduct of Vendor's Business Prior to Closing.

(a) Other than as contemplated in this Agreement, until Closing or the termination of this Agreement in accordance with the terms hereof, the Vendor will, and will cause the Purchased Corporations to, conduct the business of the Purchased Corporations in all material respects in the ordinary course of business consistent with past practice, and use commercially reasonable efforts to maintain and preserve its business, organization, assets, goodwill and business relationships.

(b) Without limiting the generality of Section 7.1(a), until Closing or the termination of this Agreement in accordance with the terms hereof, the Vendor will not, and will ensure that the Purchased Corporations do not, take any action, or fail to take any action, which action or failure to act is likely to have a Material Adverse Effect on:

i. the Purchased Corporations;

ii. the good standing of the Homestake Property; or

iii. the ability of the Vendor to satisfy its obligations under this Agreement,

and the Vendor will not, and will ensure that the Purchased Corporations do not, undertake any other corporate transaction or activity related to or affecting the Homestake Property.

(c) Until Closing or the termination of this Agreement in accordance with the terms hereof, the Vendor will:

i. ensure that the Homestake Property are maintained in good standing and that all expenditure obligations in relation to the Homestake Property are met;

ii. ensure that major decisions which are likely to have a material impact on the Homestake Property are not taken without the prior written consent of Purchaser;

iii. not acquire, dispose of, or create or agree to acquire, dispose of, or create a Lien over any of the Homestake Property or the other assets of the Purchased Corporations; and

iv. ensure that:

(A) all exploration results in respect of the Homestake Property;

(B) a copy of any written communication made by it to, or received by it from, a Government Authority or any other Person in connection with the Homestake Property; and

(C) all other matters that the Purchaser reasonably requests be disclosed in respect of the Homestake Property,

are immediately disclosed to the Purchaser.

(d) Prior to Closing, the Vendor will pay and be responsible for all rates, taxes, charges, rents and government royalties chargeable or payable in respect of the Mining Claims up to and including the Closing Date.

7.2 Conduct of Purchaser's Business Prior to Closing. Other than as contemplated in this Agreement, until Closing or the termination of this Agreement in accordance with the terms hereof, the Purchaser will conduct its business in all material respects in the ordinary course of business consistent with past practice, and use commercially reasonable efforts to maintain and preserve its business, organization, assets, goodwill and business relationships.

7.3 Exceptions.

Nothing in 7.1 or 7.2 shall prevent the Vendor or the Purchased Corporations, or the Purchaser, respectively, from undertaking any usual measures reasonably required to:

(a) comply with legal and regulatory requirements in each jurisdiction to which they, or any of them, are subject (including actions taken with respect to the Covid-19 pandemic);

(b) preserve and protect their assets and corporate existence; or

(c) discharge when due any obligations undertaken prior to the date of this Agreement.

7.4 Covenants of the Vendor Relating to the Transaction

(a) The Vendor shall perform all obligations required or desirable to be performed by it under this Agreement, cooperate with the Purchaser in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Vendor shall, and where appropriate shall cause the Purchased Corporations to:

i. use all commercially reasonable efforts to satisfy all conditions precedent in this Agreement;

ii. use all commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Authorities from it relating to the transactions contemplated hereby;

iii. use all commercially reasonable efforts to oppose, lift or rescind any injunction, restraining or other order, decree, judgment or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the transactions contemplated hereby and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the transactions contemplated hereby or this Agreement;

iv. not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or the transactions contemplated hereby or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the transactions contemplated hereby, provided that nothing in this Agreement prevents the Vendor, the Purchased Corporations and each of their respective Affiliates from conducting business in the ordinary course of business consistent with past practice;

v. complete the Pre-Closing Reorganization;

vi. deliver to the Purchaser on a timely basis, and in respect of (i), not later than January 7, 2022; (i) the Homestake Audited Financial Statements and the Homestake Interim Financial Statements (which Homestake Interim Financial Statements will be in such form and with such updates as required to enable the Purchaser to comply with its obligations under Applicable Laws) to be included in the Purchaser Information Circular; and (ii) personal information forms for the proposed director nominees of the Vendor pursuant to the Investor Rights Agreement; and

vii. allow the Purchaser continued access to the Vendor's records and staff to continue due diligence review work limited to confirming the Vendor's compliance with this Agreement.

(b) The Vendor shall promptly notify the Purchaser in writing of:

i. any Material Adverse Effect in respect of the Vendor or the Purchased Corporations or any change, effect, event, development, occurrence, circumstance or state of facts which could reasonably be expected to have a Material Adverse Effect in respect of the Vendors;

ii. any notice or other communication from any Person alleging that the Consent of such Person (or another Person) is or may be required;

iii. any notice or other communication from any Governmental Authority in connection with the Agreement (and contemporaneously provide a copy of any such written notice or communication to the Purchaser); and

iv. any filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Vendors.

7.5 Covenants of the Purchaser Relating to the Transaction

(a) The Purchaser shall perform all obligations required or desirable to be performed by the Purchaser under this Agreement, cooperate with the Vendor in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Purchaser shall:

i. use all commercially reasonable efforts to satisfy all conditions precedent in this Agreement;

ii. use all commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Authorities from it relating to the transactions contemplated hereby;

iii. use all commercially reasonable efforts to oppose, lift or rescind any injunction, restraining or other order, decree, judgment or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the transactions contemplated hereby and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the transactions contemplated hereby or this Agreement;

iv. not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or the transactions contemplated hereby or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the transactions contemplated hereby, provided that nothing in this Agreement prevents the Purchaser from conducting business in the ordinary course of business consistent with past practice;

v. not solicit, assist, initiate, encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Purchaser or any subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, a Competing Proposal, other than as may be required under Applicable Law;

vi. immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation or other activities commenced prior to the date of this Agreement with any Person with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, a Competing Proposal;

vii. take any action or fail to take any action that, in either case, constitutes a Purchaser Change in Recommendation, other than as may be required under Applicable Law; and

viii. allow the Vendor continued access to the Vendor's records and staff to continue due diligence review work limited to confirming the Purchaser's compliance with this Agreement.

(b) The Purchaser shall promptly notify the Vendor in writing of:

i. subject to Applicable Law, any Material Adverse Effect in respect of the Purchaser or any change, effect, event, development, occurrence, circumstance or state of facts which could reasonably be expected to have a Material Adverse Effect in respect of the Purchaser;

ii. any notice or other communication from any Person alleging that the Consent of such Person (or another Person) is or may be required;

iii. any notice or other communication from any Governmental Authority in connection with the Agreement (and contemporaneously provide a copy of any such written notice or communication to the Vendors);

iv. subject to Applicable Law and any confidentiality obligations imposed on the Purchaser, any notice or other communication from any Person that could reasonably be expected to lead to a Competing Proposal; and

v. any filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Purchaser or its Subsidiaries.

7.6 Consents and Approvals. Commencing forthwith after the date hereof, each of the parties shall use all commercially reasonable efforts to obtain, at or prior to the Closing, all Consents.

7.7 Merger of Covenants. The covenants and agreements of the parties contained in this Article 7 will survive the execution and delivery of this Agreement and will expire and be terminated on the earlier of the Closing Time and the date on which this Agreement is terminated in accordance with its terms.

7.8 Competing Proposal. In the event that the Transaction Resolution fails to pass at the Purchaser Meeting following the announcement of a Competing Proposal and this Agreement is terminated, and provided that such Competing Proposal is ultimately effected, the Purchaser shall be obligated to pay to the Vendor a fee of $2,000,000 upon closing of the transaction effecting such Competing Proposal.

Article 8
TAX MATTERS

8.1 Preparation of Tax Returns.

(a) The Purchaser shall cause to be prepared and filed on a timely basis all Tax Returns for the Purchased Corporations for (a) any Pre-closing Tax Period for which Tax Returns have not been filed as of the Closing Date and (b) for any Straddle Period for which Tax Returns are required to be prepared and filed (all Tax Returns referred to in clause (a) and (b) above collectively being referred to herein as the "Stub Period Returns"). The Vendor and the Purchaser shall co- operate fully with each other and make available to each other in a timely fashion such data and other information as may reasonably be required for the preparation of all Stub Period Returns and shall preserve such data and other information until the expiration of any applicable limitation period under any Applicable Law with respect to such Stub Period Returns. The Purchaser shall provide to the Vendor for its review and consent a copy of the Stub Period Returns not less than thirty (30) days in advance of the filing deadline therefor in respect of any income Tax Return, and not less than ten (10) days in advance of the filing deadline therefor in respect of any Tax Return. The Purchaser will cause Homestake to timely remit any Taxes shown as owing on such Stub Period Returns and Tax Returns for any pre-Closing Tax Period.

(b) The Vendor shall pay to the Purchaser, as a reduction in the Purchase Price on a dollar-for-dollar basis (a) an amount equal to all Taxes in respect of the Purchased Corporations for any Pre-Closing Tax Period and (b) with respect to all Tax Returns for Homestake for any Straddle Period, an amount equal to the Taxes allocable to the portion of the Straddle Period ending immediately prior to the Closing Date (as determined under Section 8.1(c)).

(c) In the case of any Straddle Period, the amount of Taxes allocable to the portion of the Straddle Period ending immediately prior to the Closing Date shall be:

i. in the case of Taxes imposed on a periodic basis (such as real or personal property Taxes), the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period prior to the Closing Date and the denominator of which is the number of calendar days in the entire relevant Straddle Period; and

ii. in the case of Taxes not described in (a) above (such as franchise Taxes, Taxes that are based upon or related to income or receipts, or Taxes that are based upon occupancy or imposed in connection with any sale or other transfer or assignment of property), the amount of such Taxes determined as if such tax period ended immediately prior to the Closing Date.

8.2 Tax Election. Purchaser and Vendor shall, at the request of Vendor, make a joint election or elections under subsection 85(1) of the Tax Act and the corresponding provisions of any applicable provincial tax statute with respect to the sale of the Homestake Shares, specifying therein an agreed amount as determined by the Vendor in its sole discretion, subject to the limitations set forth in the Tax Act and the corresponding provisions of any applicable provincial tax statute. The Purchaser shall provide any information regarding the Purchaser reasonably required for completion of any election forms required pursuant to subsection 85(1) of the Tax Act. The Purchaser shall not be responsible for the proper completion and filing of any such election forms, and except for the obligation to sign such election form and provide information reasonably required by the Vendor for such election forms, or for any taxes, interest or penalties arising as a result of the failure of the Vendor to properly or timely complete and file such joint election forms in the form and manner prescribed by the Tax Act. At the Vendor's request and expense, the parties shall apply to the Minister of National Revenue and/or other taxing authority having jurisdiction for permission to amend any election made pursuant to this Section 8.2.

8.3 Cooperation Respecting Tax Matters. Each party shall provide reasonable cooperation to the other party and their counsel in respect of Tax matters arising under this Agreement ("Tax Matters"), including:

(a) providing prompt notice to the other party in writing of any pending or threatened Tax audits or assessments of Homestake or Homestake Royalty for tax periods for which the other may have a liability under this Agreement;

(b) providing the other party and its counsel with draft copies of all filings, motions, applications, correspondence and other documents the party defending the claim intends to file with or deliver to any Governmental Authority in connection with a Tax Matter at least 10 Business Days prior to the date on which such documents are filed or delivered and considering the comments of the other party and its counsel regarding such filings, motions, applications, correspondence and other documents;

(c) promptly notifying the other party of any communication the party defending a Tax Matter receives from any Governmental Authority regarding such Tax Matter and providing the other party with copies of all correspondence, filings or communications between such party defending the claim, on the one hand, and any Governmental Authority or members of the staff of any Governmental Authority, on the other hand, in each case to the extent relating to any such Tax Matter; provided that the Purchaser shall in all cases have the right to attend any meetings or participate in other discussions (or have Purchaser's counsel attend or participate) with the staff of any Governmental Authority or such Governmental Authority's counsel;

(d) keeping the other party and its counsel advised on a prompt and ongoing basis of the status of such Tax Matter and any material changes or developments with respect thereto and promptly and fully responding to all requests for information, questions and comments of the other party and its counsel from time to time.

(e) making available to each other in a prompt fashion such data, documents and other information as may reasonably be required for the preparation and filing of all Stub Period Returns, or for the conduct of any Tax Matter, and preserving all such data, documents and information until the expiry of the limitation period under Applicable Law with respect to the taxation years or periods covered by such Stub Period Returns, or until a Final Determination has been made in respect of such Tax Matter, as the case may be; and

(f) promptly signing and delivering such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce) Taxes, or an exemption from (or an extension in respect of) an obligation to file Tax Returns.

Article 9
GENERAL

9.1 Actions on Non-Business Days. If any payment is required to be made or other action (including the giving of notice) is required to be taken pursuant to this Agreement on a day which is not a Business Day, then such payment or action shall be considered to have been made or taken in compliance with this Agreement if made or taken on the next succeeding Business Day.

9.2 Currency and Payment Obligations. Except as otherwise expressly provided in this Agreement, (a) all dollar amounts referred to in this Agreement are stated in Canadian Dollars and (b) any payments contemplated by this Agreement shall be made in cash, certified cheque, bank draft, wire transfer or any other method that provides immediately available funds.

9.3 Calculation of Time. In this Agreement, a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. Vancouver time on the last day of the period. If any period of time is to expire hereunder on any day that is not a Business Day, the period shall be deemed to expire at 5:00 p.m. Vancouver time on the next succeeding Business Day.

9.4 Expenses. Except as otherwise expressly provided herein, each party shall be responsible for all costs and expenses (including any Taxes imposed on such expenses) incurred by it in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement (including the fees and disbursements of legal counsel, bankers, investment bankers, accountants, brokers and other advisers).

9.5 Public Announcements. Promptly upon execution of this Agreement, the parties acknowledge and agree that each shall issue the joint press release substantially in the form attached as Schedule E. Following the Closing Date, the Vendor (nor any of its Affiliates) shall not (a) issue any press release or otherwise make public announcements with respect to this Agreement, Homestake or the Homestake Property or the transactions contemplated hereby without the consent of the Purchaser (which consent shall not be unreasonably withheld or delayed) or (b) make any filing with any Governmental Authority with respect thereto without prior consultation with the Purchaser; provided, however, that the foregoing shall be subject to the Vendor's overriding obligation to make any disclosure or filing required under Applicable Law (including Securities Laws). Where disclosure is required by Applicable Law, the Vendor shall use all commercially reasonable efforts to obtain the approval of the Purchaser as to its form, nature and extent of the disclosure and if prior notice of such disclosure is not possible, to give such notice immediately following the making of such disclosure or filing. The parties hereby agree that if any material change report is required to be filed following the public announcement of this Agreement by either party, such material change report shall be filed not later than the tenth day following the announcement and that a copy of this Agreement will only be publicly filed on the date such material change report is filed and the filed Agreement will contain such redactions as each party may reasonably request, provided such redactions are permitted by Applicable Law.

9.6 Confidentiality. The Vendor hereby acknowledges that it is in possession of proprietary information in connection with the Purchased Corporations and the Homestake Property ("Confidential Information"). The Vendor shall and shall cause its Affiliates and representatives to keep confidential and shall not use for any improper purpose or disclose to any other Person any Confidential Information, unless such information is or becomes generally available to the public other than as a result of a disclosure in violation of this Agreement. In the event that the Vendor is required by Law to disclose any Confidential Information, such party shall, to the extent not prohibited by applicable Law, provide the Purchaser, with prompt notice of such requirements so that the Purchaser may seek a protective order or other appropriate remedy or waive compliance with the provisions of this Section 9.6. The Vendor agrees that such obligation of confidentiality continues after the Closing Date and upon request of the Purchaser, after the Closing, it shall return to Purchaser, or if requested by the Purchaser, cause to be destroyed or deleted, all Confidential Information in its possession or control, provided that it may retain one copy of each document containing Confidential Information in its "back-up" data solely to the extent such information is not accessible in the ordinary course and provided that such information is kept confidential.

9.7 Notices.

(a) Mode of Giving Notice. Any notice, direction, certificate, consent, determination or other communication required or permitted to be given or made under this Agreement shall be in writing and shall be effectively given and made if (i) delivered personally, (ii) sent by prepaid courier service or mail, or (iii) sent by fax, e-mail or other similar means of electronic communication, in each case to the applicable address set out below:

i. if to the Vendor, to:

Fury Gold Mines Limited

Attention: Tim Clark, Chief Executive Officer

Suite 900, 34 King Street East Toronto, Ontario, M5C 2X8

E-mail:

with a copy (which shall not constitute notice) to:

McMillan LLP
Attention: Michael H. Taylor
Royal Centre, Suite 1500
1055 West Georgia Street
Vancouver, British Columbia, V6E 4N7

E-mail: michael.taylor@mcmillan.ca

ii. if to the Purchaser, to:

Dolly Varden Silver Corporation
Attention: Shawn Khunkhun, President, Chief Executive Officer
555 Burrard Street, Suite 1800
Vancouver, British Columbia, V7X 1E5

E-mail: [REDACTED]

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP
Attention: Victor Gerchikov
1700 - 666 Burrard Street
Vancouver British Columbia V3C 2X8

E-mail: vgerchikov@stikeman.com

(b) Deemed Delivery of Notice. Any such communication so given or made shall be deemed to have been given or made and to have been received on the day of delivery if delivered, or on the day of faxing, e-mailing or sending by other means of recorded electronic communication but subject to confirmation of receipt (not to be unreasonably withheld), provided that such day in either event is a Business Day and the communication is so delivered, faxed, e-mailed or sent before 4:30 p.m. on such day. Otherwise, such communication shall be deemed to have been given and made and to have been received on the next following Business Day. Any such communication sent by mail shall be deemed to have been given and made and to have been received on the fifth Business Day following the mailing thereof; provided however that no such communication shall be mailed during any actual or apprehended disruption of postal services. Any such communication given or made in any other manner shall be deemed to have been given or made and to have been received only upon actual receipt.

(c) Change of Address. Any party may from time to time change its address under this Section 9.7 by notice to the other party given in the manner provided by this Section 9.7.

9.8 Time of Essence. Time shall be of the essence of this Agreement in all respects.

9.9 Further Assurances. Each party shall from time to time promptly execute and deliver or cause to be executed and delivered all such further documents and instruments and shall do or cause to be done all such further acts and things in connection with this Agreement and the Investor Rights Agreement that the other party may reasonably require as being necessary or desirable in order to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement, the Investor Rights Agreement or any provision hereof or thereof.

9.10 Non-Merger. Except as otherwise expressly provided in this Agreement, the covenants, representations and warranties will not merge on and will survive the Closing.

9.11 Entire Agreement. This Agreement, together with the Investor Rights Agreement, constitutes the entire agreement between the parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. There are no conditions, representations, warranties, obligations or other agreements between the parties in connection with the subject matter of this Agreement (whether oral or written, express or implied, statutory or otherwise) except as explicitly set out in this Agreement, or in the Investor Rights Agreement.

9.12 Amendment. No amendment of this Agreement shall be effective unless made in writing and signed by the parties.

9.13 Waiver. A waiver of any default, breach or non-compliance under this Agreement shall not be effective unless in writing and signed by the party to be bound by the waiver, and then only in the specific instance and for the specific purpose for which it has been given. No waiver shall be inferred from or implied by any failure to act or delay in acting by a party in respect of any default, breach or non-observance or by anything done or omitted to be done by the other party. The waiver by a party of any default, breach or non-compliance under this Agreement will not operate as a waiver of that party's rights under this Agreement in respect of any continuing or subsequent default, breach or non-observance (whether of the same or any other nature).

9.14 Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability and will be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

9.15 Remedies Cumulative. The rights, remedies, powers and privileges herein provided to a party are cumulative and in addition to and not exclusive of or in substitution for any rights, remedies, powers and privileges otherwise available to that party.

9.16 Attornment. Each party agrees (a) that any Legal Proceeding relating to this Agreement may (but need not) be brought in any court of competent jurisdiction in the Province of British Columbia, and for that purpose now irrevocably and unconditionally attorns and submits to the jurisdiction of such British Columbia court; (b) that it irrevocably waives any right to, and shall not, oppose any such Legal Proceeding in the Province of British Columbia on any jurisdictional basis, including forum non conveniens; and (c) not to oppose the enforcement against it in any other jurisdiction of any Order duly obtained from an British Columbia court as contemplated by this Section 9.16.

9.17 Governing Law. This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

9.18 Successors and Assigns; Assignment. This Agreement shall enure to the benefit of, and be binding on, the parties and their respective successors and permitted assigns. Neither party may assign or transfer, whether absolutely, by way of security or otherwise, all or any part of its respective rights or obligations under this Agreement without the prior written consent of the other party.

9.19 Third Party Beneficiaries. This Agreement is for the sole benefit of the parties, and except as specifically provided for in Sections 6.1, 6.2 and 6.6, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.20 Counterparts. This Agreement may be executed in counterparts (by original or electronic signature), each of which when so executed and delivered (including by facsimile or email) will be deemed an original and all counterparts together will constitute one and the same instrument.

[Signature page follows]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

FURY GOLD MINES LIMITED

By:	(signed) "Tim Clark
Name: Tim Clark
Title: Chief Executive Officer

DOLLY VARDEN SILVER CORPORATION

By:	(signed) "Shawn Khunkhun
Name: Shawn Khunkhun
Title: President and Chief Executive Officer

Share Purchase Agreement (Homestake)

SCHEDULE A
DEFINITIONS AND INTERPRETATION

1. DEFINITIONS.

"Affiliate" means, with respect to any Person, any other Person who directly or indirectly controls, is controlled by, or is under direct or indirect common control with, such Person, and includes any Person in like relation to an Affiliate. A Person shall be deemed to "control" another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise; and the term "controlled" shall have a similar meaning.

"Aggregate Claim Threshold" has the meaning set out in Section 6.5(a).

"Agreement" means this Share Purchase Agreement to which this Schedule A is attached, together with all the Schedules attached thereto and the Vendor's Disclosure Letter.

"Anti-Fraud and Anti-Corruption Laws" mean, collectively, the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practice Act (United States) and any other applicable financial record keeping and reporting requirements, money laundering statutes, applicable statutes governing fraud, misuse of visas, permits, and other documents, wire fraud and other criminal acts or any other anti-corruption and/or anti- bribery and/or anti-fraud Law applicable in any jurisdiction in which the Purchased Corporations conducts business.

"Applicable Law" means, with respect to any Person, property, transaction, event or other matter, (a) any foreign or domestic constitution, treaty, law, statute, regulation, code, ordinance, principle of common law or equity, rule, municipal by-law, Order or other requirement having the force of law, (b) any policy, rule, practice, protocol, standard or guideline of any Governmental Authority which, although not necessarily having the force of law, is regarded by such Governmental Authority as requiring compliance as if it had the force of law (collectively in the foregoing clauses (a) and (b), "Law"), in each case relating or applicable to such Person, property, transaction, event or other matter and also includes, where appropriate, any interpretation of Law (or any part thereof) by any Person having jurisdiction over it, or charged with its administration or interpretation.

"Business Day" means any day except Saturday, Sunday or any day on which banks are generally not open for business in the City of Vancouver, British Columbia.

"Claim" means a Direct Claim or a Third Party Claim, as the case may be. "Claim Notice" has the meaning set out in Section 6.3(a).

"Confidential Information" has the meaning set out in Section 9.6.

"Closing" means the closing of the transactions contemplated by this Agreement, as set out in Article 3.

"Closing Date" means the date that is five (5) Business Days after all of the conditions to Closing (other than those conditions that by their nature can only be satisfied at the time of Closing) have been satisfied, or such other date as the parties may agree in writing.

"Closing Time" means at 6:00 a.m. (Vancouver time) on the Closing Date, or such later time on the Closing Date as the parties may agree.

"Competing Proposal" means, other than the transactions contemplated by this Agreement, any publicly announced: (i) offer from any Person or group of Persons other than the Vendor or the Purchased Corporations relating to any direct or indirect take-over bid, tender offer, exchange offer or other transaction that, if consummated, would result in a Person or group of Persons beneficially owning 50% or more of the Purchaser Shares (including securities convertible into or exercisable or exchangeable for Purchaser), or (ii) arrangement, merger, amalgamation, business combination or other transaction that, if consummated would result in shareholders of the Purchaser immediately before such transaction owning less than a majority of the outstanding shares of the Purchaser (or resulting entity) following such transaction.

"Consent" means any consent, approval, authorization, permit, waiver, ruling, notice, exemption or acknowledgement from any Person which is provided for or required in respect of or pursuant to the terms of any contract, or under any Applicable Law, the terms of any licence or the conditions of any Order, in each case in connection with the sale of the Homestake Shares to the Purchaser on the terms contemplated in this Agreement, the issuance of the Consideration Shares or which is otherwise necessary to permit the parties to perform their obligations under this Agreement, and includes the DV Shareholder Approval and the TSXV Approval.

"Consideration" means the Consideration Shares and the Cash Payment. "Consideration Shares" has the meaning set out in Section 1.3(a).

"Contracts" means all pending and executory contracts, agreements, leases, understandings and arrangements (whether oral or written) to which a Person is a party or by which a Person or any of its respective properties or assets or its business is bound or under which such Person has rights or obligations.

"Crown Grants" means those mineral tenures issued as a Crown granted mineral tenure, comprising part of the Homestake Property, as more fully described in Schedule "B" attached hereto.

"Damages" means any losses, liabilities, damages or expenses (including legal fees and expenses on a full indemnity basis without reduction for tariff rates or similar reductions) whether resulting from an action, suit, proceeding, arbitration, claim or demand that is instituted or asserted by a third party, including a Governmental Authority, or a cause, matter, thing, act, omission or state of facts not involving a third party.

"Direct Claim" means any cause, matter, thing, act, omission or state of facts not involving a Third Party Claim which entitles an Indemnified Person to make a claim for indemnification under this Agreement.

"DV Shareholder Approval" has the meaning set out in Section 3.5(d).

"Environmental Standards" means Applicable Law in respect of the protection of the natural environment or any species or organisms that make use of it, public or occupational health or safety, or the manufacture, importation, handling, transportation, storage, disposal and treatment of Hazardous Substances.

"First Nations Claims" means any and all claims (whether or not proven) by any person to or in respect of: (a) rights, title or interests of any First Nations Group by virtue of its status as a First Nations Group; (b) treaty rights; (c) Metis rights, title or interests; or (d) specific or comprehensive claims being considered by the Government of Canada, and includes any alleged or proven failure of the Crown to satisfy any of its duties to any claimant of any of the foregoing, whether such failure is in respect of matters before, on or after the Closing Date.

"First Nations Group" means any Indian band, first nation, Metis community or aboriginal group, tribal council, band council or other aboriginal organization in Canada.

"Governmental Authority" means: (a) any domestic or foreign government, whether national, federal, provincial, state, territorial, municipal or local (whether administrative, legislative, executive or otherwise); (b) any agency, authority, ministry, department, regulatory body, court, central bank, bureau, board or other instrumentality having legislative, judicial, taxing, regulatory, prosecutorial or administrative powers or functions of, or pertaining to, government; (c) any court, tribunal, commission, individual, arbitrator, arbitration panel or other body having adjudicative, regulatory, judicial, quasi-judicial, administrative or similar functions; and (d) any other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock exchange or professional association.

"Hazardous Substance" means any waste or other substance or material that is prohibited, regulated, listed, defined, designated or classified as, or otherwise determined to be, dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any Environmental Standard, including lead or lead barrel paints, mold, polychlorinated biphenyls and urea formaldehyde.

"Homestake" has the meaning set out in the recitals.

"Homestake Annual Financial Statements" means the unaudited annual consolidated financial statements of Homestake for the financial years ended December 31, 2020 and 2019 comprised of the balance sheet of Homestake as at December 31, 2020 and 2019 and the related statements of profit and loss for the years then ended, as attached to the Vendor Disclosure Letter.

"Homestake Audited Financial Statements" means the audited annual consolidated financial statements of Homestake for the financial years ended December 31, 2020 and 2019 comprised of the balance sheet of Homestake as at December 31, 2020 and 2019 and the related statements of profit and loss and cash flow for the years then ended, and the notes thereto and the auditors' report thereon.

"Homestake Financial Statements" means the Homestake Annual Financial Statements and the Homestake Interim Financial Statements.

"Homestake Interim Financial Statements" means the unaudited interim consolidated financial statements of Homestake for the nine month period ended September 30, 2021, comprised of the balance sheet of Homestake as at September 30, 2021 and the related statement of profit and loss for the nine months then ended, as attached to the Vendor Disclosure Letter.

"Homestake Royalty" means Homestake Royalty Corporation.

"Homestake Material Contracts" means any Contract of the Purchased Corporations (i) which involves or may reasonably be expected to involve the payment to or by either Purchased Corporation of more than $50,000 over the term of that Contract, (ii) that if terminated or modified, or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect; (iii) relating directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness for borrowed money in excess of $50,000 in the aggregate; (iv) restricting the occurrence of indebtedness by the Purchased Corporations or restricting the payment of dividends by either Purchased Corporation; (v) that creates an exclusive dealing arrangement or right of first offer or refusal that is material to either Purchased Corporation; (vi) that materially limits or restricts (A) the ability of either Purchased Corporation to engage in any line of business or carry on business in any geographic area, or (B) the scope of Persons to whom the Purchased Corporations may sell products or deliver services, or (vii) that is otherwise material to the Purchased Corporations.

"Homestake Property" means those means those Mineral Claims and Crown Grants located in the Province of British Columbia, that are commonly referred to as the "Homestake Ridge Project", as more particularly described in Schedule "B" attached hereto.

"Homestake Shares" has the meaning set out in the recitals.

"Homestake Technical Report" means the amended and restated technical report entitled "Technical Report, Updated Mineral Resource Estimate and Preliminary Economic Assessment on the Homestake Ridge Gold Project, Skeena Mining Division, British Columbia" dated effective May 29, 2020, and amended and restated on June 24, 2020, prepared by Paul Chamois, P.Geo., Philip Guesebroek, P.Geo., Mary Mioska, P.Eng., and David M. R. Stone, P.Eng.

"IFRS" means the International Financial Reporting Standards.

"Indemnified Party" means either the Vendor's Indemnified Parties or the Purchaser's Indemnified Parties, as the case may be.

"Indemnifying Party" means, in relation to an Indemnified Party, the party that is required to indemnify such Indemnified Party.

"Investor Rights Agreement" means the investor rights agreement between the Vendor and the Purchaser to be entered into at Closing, in the form attached as Schedule C.

"Law" has the meaning set out in the definition of "Applicable Law".

"Legal Proceeding" means any litigation, action, application, suit, investigation, hearing, claim, complaint, deemed complaint, grievance, civil, administrative, regulatory or criminal, arbitration proceeding or other similar proceeding, before or by any Governmental Authority, and includes any appeal or review thereof and any application for leave for appeal or review.

"Lien" means any pledge, claim, lien, charge, option, hypothec, mortgage, security interest, restriction, adverse right, prior assignment, lease, sublease, royalty, overriding royalty interest, other payment out of production, off-take agreement, title retention agreement, third party right of first refusal or pre-emptive right, levy, right to possession or any other encumbrance, easement, license, covenant, voting trust or agreement, transfer restriction under any shareholder or similar agreement, right or restriction of any kind or nature whatsoever, whether contingent or absolute, direct or indirect, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

"Material Adverse Effect" means, in respect of a Person, any event, change or effect that, when taken individually or together with all other adverse effects, will or is reasonably likely to have a materially adverse effect on the business, affairs, capitalization, assets (tangible or intangible), liabilities (whether absolute, accrued, contingent or otherwise), results of operations, condition (financial or otherwise), properties or prospects of such Person and its subsidiaries taken as a whole; provided, however, that effects relating to the following shall be excluded: (a) changes in general political and economic conditions and changes affecting generally the gold and silver mining industry that, in any of the foregoing cases, do not affect such Person and its subsidiaries taken as a whole, in a disproportionate manner relative to other participants in the same industry and in the same locale(s) as such Person; (b) changes from natural disasters, acts of terrorism or war (whether or not declared), or epidemics or pandemics, including the COVID-19 pandemic, that, in any of the foregoing cases, do not affect such Person and its subsidiaries taken as a whole, in a disproportionate manner relative to other participants in the same industry and in the same locale(s) as such Person; and (c) the fact of the pendency of the transactions contemplated by this Agreement.

"Mineral Claims" means the mineral claims issued under the Mineral Tenure Act (British Columbia) comprising part of the Homestake Property, as more fully described in Schedule "B" attached hereto.

"Misrepresentation" means an untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

"NI 43-101" means National Instrument 43-101 - Standards of Disclosure of Mineral Projects.

"Order" means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Authority.

"Outside Date" means April 15, 2022.

"Person" is to be broadly interpreted and includes an individual, a corporation, a partnership, a trust, an unincorporated organization, a Governmental Authority, and the executors, administrators or other legal representatives of an individual in such capacity.

"Pre-Closing Reorganization" means the Vendor Capital Contribution and the assignment and assumption of any other liabilities and assets, other than the Homestake Property and certain miscellaneous assets and rights related thereto, such as data bases and core shack, by the Vendor (or its Affiliate, other than the Purchased Corporations) prior to Closing, as required to ensure that the Purchased Corporations are free of indebtedness and assets unrelated to the Homestake Property as of the Closing Time, all as described in the Vendor Disclosure Letter.

"Pre-Closing Tax Period" means a taxation year or other fiscal period that ends on or before the time of Closing.

"Purchased Corporations" means, collectively, Homestake and Homestake Royalty and a "Purchased Corporation" shall mean any one of Homestake and Homestake Royalty, as applicable.

"Purchaser" means Dolly Varden Silver Corporation.

"Purchaser Board" means the board of directors of the Purchaser.

"Purchaser Board Recommendation" means the unanimous determination of the Purchaser Board, after consultation with its legal and financial advisors, that the Transaction is in the best interests of the Purchaser and is fair to the Purchaser Shareholders, and the unanimous recommendation of the Purchaser Board to the Purchaser Shareholders that they vote in favour of the Transaction Resolution.

"Purchaser Change in Recommendation" means:

(a) the failure by the Purchaser Board to make the Purchaser Board Recommendation;

(b) the withdrawal, amendment, modification or qualification of the Purchaser Board Recommendation in a manner adverse to the Vendor;

(c) the failure by Purchaser to include the Purchaser Board Recommendation in the Purchaser Information Circular in accordance with this Agreement; or

(d) any resolution or proposal by the Purchaser Board to take any of the foregoing actions in paragraphs (a) through (c) above.

"Purchaser Financial Statements" means the audited financial statements of the Purchaser for the financial year ended December 31, 2020 and 2019, and the unaudited interim financial statements of the Purchaser for the three and nine-months ended September 30, 2021.

"Purchaser Information Circular" means the notice of the Purchaser Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to holders Purchaser Shares in connection with the Purchaser Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

"Purchaser Meeting" means the special meeting of the holders of Purchaser Shares, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Purchaser's constating documents and the terms and conditions of this Agreement to consider the Transaction Resolution.

"Purchaser Shareholders" means the holders of the Purchaser Shares. "Purchaser Shares" means common shares in the capital of the Purchaser. "Purchaser's Counsel" means Stikeman Elliott LLP.

"Purchaser's Indemnified Parties" means the Purchaser, its Affiliates (including, post- Closing, the Purchased Corporations) and their respective shareholders and Representatives.

"Purchaser's Information Record" means (i) any statement contained in any press release, material change report, financial statement, annual information form, annual or interim report, proxy circular or other document of the Purchaser which has been filed on SEDAR, and (ii) any information which appears on the Purchaser's website.

"Representative" when used with respect to a Person means each director, officer, employee, consultant, financial adviser, legal counsel, accountant and other agent, adviser or representative of that Person.

"Securities Laws" means all applicable Canadian securities laws and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments of the Securities Regulators and all applicable rules and policies of any stock exchange.

"Securities Regulators" means, collectively, the securities commissions or other securities regulatory authorities in the provinces of British Columbia, Alberta and Ontario.

"SEDAR" means the System for Electronic Document Analysis and Retrieval.

"Straddle Period" means a taxation year or fiscal period that includes, but does not begin or end on, the Closing Date.

"Stub Period Returns" has the meaning set out in Section 8.1(a). "Tax Act" means the Income Tax Act, R.S.C. 1985 (5th Supp.) c.1. "Tax Matters" has the meaning set out in Section 8.3.

"Tax Returns" means all returns, reports, declarations, elections, notices, filings, information returns, and statements in respect of Taxes that are filed or required to be filed with any applicable Governmental Authority, including all amendments, schedules, attachments or supplements thereto and whether in tangible or electronic form.

"Taxes" means, with respect to any Person, all supranational, national, federal, provincial, state, local or other taxes, including income taxes, branch taxes, profits taxes, capital gains taxes, gross receipts taxes, windfall profits taxes, value added taxes, severance taxes, ad valorem taxes, property taxes, capital taxes, net worth taxes, production taxes, sales taxes, use taxes, licence taxes, excise taxes, franchise taxes, environmental taxes, transfer taxes, withholding or similar taxes, payroll taxes, employment taxes, employer health taxes, government pension plan premiums and contributions, social security premiums, workers' compensation premiums, employment/unemployment insurance or compensation premiums and contributions, stamp taxes, occupation taxes, premium taxes, alternative or add-on minimum taxes, GST/HST, customs duties or other taxes of any kind whatsoever imposed or charged by any Governmental Authority and any instalments in respect thereof, together with any tax indemnity obligation, interest, penalties, or additions with respect thereto and any interest in respect of such additions or penalties, and whether disputed or not, and "Tax" means any one of such Taxes.

"Third Party Claim" means any action, suit, proceeding, arbitration, claim or demand that is instituted or asserted by a third party, including a Governmental Entity, against an Indemnified Person which entitles the Indemnified Person to make a claim for indemnification under this Agreement.

"Transaction Resolution" means the ordinary shareholders resolution approving the Vendor becoming a Control Person (as defined by the rules of the TSXV) of the Purchaser as a result of the issuance of the Consideration Shares to be considered at the Purchaser Meeting, substantially in the form set out in Schedule "A".

"Transaction" means the purchase by the Purchaser and the sale by the Vendor of the Homestake Shares pursuant to and in accordance with this Agreement.

"TSXV" means the TSX Venture Exchange.

"TSXV Approval" means receipt of the approvals by the TSXV as may be required for the Purchaser to consummate the transactions contemplated by this Agreement.

"Vendor" means Fury Gold Mines Limited.

"Vendor Capital Contribution" means the contribution by the Vendor of the outstanding shareholder loan owing by Homestake to the Vendor to the capital of Homestake as a capital contribution to the Homestake Shares, such that the shareholder loan will be eliminated as of Closing.

"Vendor Disclosure Letter" means the disclosure letter dated the date hereof regarding this Agreement that has been executed by the Vendor and delivered to and accepted by the Purchaser concurrently with the execution of this Agreement.

"Vendor's Counsel" means McMillan LLP.

"Vendor's Indemnified Parties" means the Vendor, the Vendor's Affiliates and their respective shareholders and Representatives.

"Vendor's Information Record" means (i) any statement contained in any press release, material change report, financial statement, annual information form, annual or interim report, proxy circular or other document of the Vendor relating to the Purchased Corporations or the Homestake Property which has been filed on SEDAR, including for greater certainty the Homestake Technical Report, and (ii) any information which appears on the Vendor's website.

"Voting and Support Agreements" mean the voting and support agreements, entered into effective the date hereof, between the Vendor and each of the senior officers and directors of the Purchaser, and the following key shareholders: Eric Sprott and Jeffrey Zicherman (or their associated entities), which constitute favourable voting support commitments from not less than 18.2% of the outstanding Purchaser Shares as of the date of this Agreement.

2. ADDITIONAL RULES OF INTERPRETATION.

(1) Gender and Number. In this Agreement, unless the context requires otherwise, words in one gender include all genders and words in the singular include the plural and vice versa.

(2) Headings and Table of Contents. The inclusion in this Agreement of headings of Articles and Sections and the provision of a table of contents are for convenience of reference only and are not intended to be full or precise descriptions of the text to which they refer.

(3) Section References. Unless the context requires otherwise, references in this Agreement to Articles, Sections, Schedules are to Articles or Sections of this Agreement, and Schedules to this Agreement.

(4) Words of Inclusion. Wherever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation" and the words following "include", "includes" or "including" shall not be considered to set forth an exhaustive list.

(5) References to this Agreement. The words "hereof", "herein", "hereto", "hereunder", "hereby" and similar expressions shall be construed as referring to this Agreement in its entirety and not to any particular Section or portion of it.

(6) Statute References. Unless otherwise indicated, all references in this Agreement to any statute include the regulations thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith.

(7) Document References. All references herein to any agreement (including this Agreement), document or instrument mean such agreement, document or instrument as amended, supplemented, modified, varied, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, includes all schedules and exhibits attached thereto.

(8) Knowledge of the Purchaser. For the purposes of this Agreement, with respect to any matter, the "knowledge of the Purchaser" shall mean the knowledge of Shawn Khunkhun, President and Chief Executive Officer of the Vendor, Ann Fehr, Chief Financial Officer of the Vendor, and Robert Van Egmond, Chief Geologist of the Vendor, after due inquiry, but, in each case, without the requirement to make any inquiries of third parties or any Governmental Authority or to perform any search of any public registry office or system (and each such individual will be deemed to have "knowledge" of a particular fact or other matter if (i) that individual is actually aware of that fact or matter; or (ii) that fact or matter comes to the attention of that individual under circumstances in which a reasonable person would take cognizance of it).

(9) Knowledge of the Vendor. For the purposes of this Agreement, with respect to any matter, the "knowledge of the Vendor" shall mean the knowledge of Tim Clark, Lynsey Sherry and Michael Henrichsen, after due inquiry, but, in each case, without the requirement to make any inquiries of third parties or any Governmental Authority or to perform any search of any public registry office or system (and each such individual will be deemed to have "knowledge" of a particular fact or other matter if (i) that individual is actually aware of that fact or matter; or (ii) that fact or matter comes to the attention of that individual under circumstances in which a reasonable person would take cognizance of it).

SCHEDULE B

DESCRIPTION OF HOMESTAKE PROPERTY

(see attached)

Schedule B- the Homestake Property

The following list represents the Mineral Claims:

Project	Type	Expiry	Details
Homestake Ridge	Claim	March 9, 2030	KNHSR 1
Homestake Ridge	Claim	June 13, 2030	BRAVONl
Homestake Ridge	Claim	June 13, 2030	BRAVON2
Homestake Ridge	Claim	June 13, 2030	BRAVON3
Homestake Ridge	Claim	June 13, 2030	BRAVON4
Homestake Ridge	Claim	June 13, 2030	BRAVON5
Homestake Ridge	Claim	June 13, 2030	BRAVON6
Homestake Ridge	Claim	June 13, 2030	BRAVON7
Homestake Ridge	Claim	August 30, 2030	NR
Homestake Ridge	Claim	December 17, 2030	CAMBRIA 1
Homestake Ridge	Claim	December 17, 2030	CAMBRIA2
Homestake Ridge	Claim	December 17, 2030	WK.I
Homestake Ridge	Claim	December 17, 2030	WK.2
Homestake Ridge	Claim	December 17, 2030	WK.3
Homestake Ridge	Claim	December 17, 2030	WK.4
Homestake Ridge	Claim	December 17, 2030	WK.5
Homestake Ridge	Claim	December 17, 2030	KWl
Homestake Ridge	Claim	December 17, 2030	KW2
Homestake Ridge	Claim	December 17, 2030	KW3
Homestake Ridge	Claim	December 17, 2030	KW5
Homestake Ridge	Claim	December 17, 2030	KW4
Homestake Ridge	Claim	December 17, 2030	WK.6
Homestake Ridge	Claim	December 17, 2030	WK.7

Homestake Ridge	Claim	December 17, 2030	HR
Homestake Ridge	Claim	December 17, 2030	HRMARGIN 1
Homestake Ridge	Claim	December 17, 2030	HRMARGIN2
Homestake Ridge	Claim	December 17, 2030	HOMESTAKE RIDGE 1
Homestake Ridge	Claim	December 17, 2030	HOMESTAKE RIDGE 2
Homestake Ridge	Claim	December 17, 2030	HOMESTAKE RIDGE 3
Homestake Ridge	Claim	December 17, 2030	HOMESTAKE RIDGE 4
Homestake Ridge	Claim	December 17, 2030	HOMESTAKE RIDGE 5
Homestake Ridge	Claim	December 17, 2030	HOMESTAKE RIDGE 6
Homestake Ridge	Claim	December 17, 2030	HOME STAKE 7
Homestake Ridge	Claim	December 17, 2030	VANGUARD GOLD
Homestake Ridge	Claim	December 17, 2030	VANGUARD EXTENSION
Homestake Ridge	Claim	December 17, 2030	KINSKUCH NW2
Homestake Ridge	Claim	December 17, 2030	HS SOUTH 1

Crown Grants

Project	Type	Expiry	Status
Homestake Ridge	7 crown granted: HOMESTAKE HOMESTAKE NO. 3 HOMESTAKE NO. 2 HOMESTAKE NO. 1 HOMESTAKE NO. 1 FRACTION HOMESTAKE FRACTION MILLSITE	N/A	Active

SCHEDULE C
INVESTOR RIGHTS AGREEMENT

(see attached)

SCHEDULE C

to the Share Purchase Agreement dated December 6, 2021 between Fury Gold Mines
Limited and Dolly Varden Silver Corporation

______________________________________

INVESTOR RIGHTS AGREEMENT
______________________________________

FURY GOLD MINES LIMITED

and -

DOLLY VARDEN SILVER CORPORATION

[•], 2022

INVESTOR RIGHTS AGREEMENT

THIS AGREEMENT made as of [•], 2022 between:

FURY GOLD MINES LIMITED, a company existing under the laws of the Province of British Columbia, with its head office located at Suite 900, 34 King Street East, Toronto, Ontario M5C 2X8

(hereinafter referred to as "Fury"),

- and -

DOLLY VARDEN SILVER CORPORATION, a company existing under the laws of the Province of British Columbia, with its head office located at Suite 1800, 555 Burrard Street, Vancouver, British Columbia V7X 1E5

(hereinafter referred to as the "Company").

WHEREAS, pursuant to a share purchase agreement dated December 6, 2021 between the Company and Fury (the "Share Purchase Agreement"), the Company has issued to Fury 76,504,590 Common Shares (as hereinafter defined) in partial satisfaction of the purchase price for the acquisition by the Company of all of the outstanding common shares of Homestake Resource Corporation; and

AND WHEREAS as a result of the issuance of the Common Shares to Fury on Closing (as hereinafter defined), Fury is the owner on the Closing Date, on a non-diluted basis, of [•] % of the issued and outstanding Common Shares immediately following the Closing.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the Parties hereinafter contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each Party), the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Defined Terms

For the purposes of this Agreement (including the recitals and the Schedule hereto), unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

"Act" means the Business Corporations Act (British Columbia);

"Affiliate" has the meaning ascribed to such term in the Act, as in effect on the date of this Agreement;

"Agreement" means this agreement and the Schedule attached hereto and all amendments, restatements or replacements made hereto by written agreement between the Parties;

 "Board" means the board of directors of the Company;

"Bought Deal" means a fully underwritten public offering made on a "bought deal" basis in one or more Canadian province or territory pursuant to which an underwriter has committed to purchase securities of the Company in a "bought deal" letter prior to the filing of a preliminary prospectus or prospectus supplement under Securities Laws;

"Business Day" means any day, other than: (a) a Saturday, Sunday or statutory holiday in the Province of British Columbia, or (b) a day on which banks are generally closed in the Province of British Columbia;

"Change of Control" means (a) the acquisition by any Person, or group of Persons acting jointly or in concert, of voting control or direction over an aggregate of more than 40% of the outstanding Common Shares (other than an internal reorganization or the acquisition of any Common Shares by Fury or its Affiliates), or (b) the sale or other transfer of all or substantially all of the assets of the Company on a consolidated basis; but a Change of Control shall not include a sale, merger, reorganization, arrangement, amalgamation, combination or other similar transaction if the holders of the Common Shares immediately prior to the completion of the transaction hold or have direction over at least 50% of the voting control or direction in such merged, reorganized, arranged, amalgamated, combined or other continuing entity (and in the case of a sale of all or substantially all of the assets, in the entity that has acquired such assets) immediately following the completion of such transaction.

"Closing" means the closing of the issuance of Common Shares to Fury pursuant to the Share Purchase Agreement;

"Closing Date" means the date of this Agreement;

"Common Shares" means common shares in the capital of the Company;

"Confidential Information" has the meaning set out in Section 5.12;

"control" means, in respect of a particular Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ability to exercise voting power, by contract or otherwise, and "controlling" and "controlled" have corresponding meanings;

"Equity Offering" means the issue and sale of Equity Securities, directly or indirectly, for cash or cash equivalents;

"Equity Securities" means Common Shares or securities convertible into or exercisable or exchangeable for Common Shares including, without limitation, convertible debt securities;

"Excluded Matters" means votes of holders of Common Shares with respect to the following business:

(i) matters requiring approval by special resolution under applicable Laws;

(ii) minority shareholder votes required pursuant to Multilateral Instrument 61- 101;

(iii) matters that are special business (as defined in the articles of the Company), other than approval of the Company's securities based compensation arrangements, for which a reputable proxy advisory firm has publicly recommended an against vote; and

(iv) matters which materially and adversely affect Fury disproportionately to other holders of Common Shares, other than as a result of a potential dilution of Fury's ownership of Common Shares.

"Existing Participation Rights" has the meaning set out in Section 3.1(i);

"Fury Designee" has the meaning set out in Section 2.1(a);

"Fury Percentage" means the percentage of the Common Shares owned beneficially by Fury and its Affiliates, collectively, at the specified time and is calculated by multiplying 100 by a fraction, the numerator of which is the aggregate number of Common Shares owned beneficially by Fury and its Affiliates, collectively, and the denominator of which is the number of issued and outstanding Common Shares, each as at the specified time;

"Governmental Entity" means any domestic or foreign federal, provincial, territorial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and stock exchanges;

"Laws" means any and all applicable federal, provincial, territorial, regional, local, municipal or other law, statute, constitution, principle of common law, resolution, ordinance, proclamation, directive, code, edict, Order, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity;

"Market Price" means the market price of the Common Shares as defined in accordance with the policies of the stock exchange or stock market on which the Common Shares of the Company are then listed;

"Offer Period" has the meaning set out in Section 3.1(e);

"Offered Securities" has the meaning set out in Section 3.1(d);

"Order" means any judgment, decision, decree, injunction, ruling, writ, assessment or order of any Governmental Entity that is binding on any Person or its property under applicable Laws;

"Parties" means the parties to this Agreement and "Party" means any one of them;

"Person" means any individual, company, limited partnership, general partnership, joint stock company, limited liability company, joint venture, association, corporation, trust, bank, trust company, pension fund, business trust or other organization, whether or not a legal entity and any Governmental Entity;

"Qualifying Jurisdictions" means the Canadian provinces of British Columbia, Alberta and Ontario, and any other province of territory of Canada in which the Company is or becomes a "reporting issuer" in accordance with Securities Laws;

"Securities Laws" means all applicable Canadian securities laws and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments of the Securities Regulators and all rules and policies of the TSXV or other securities exchange on which the Common Shares are listed;

"Securities Regulators" means, collectively, the securities commissions or other securities regulatory authorities in the Qualifying Jurisdictions;

"Share Purchase Agreement" has the meaning set out in the recitals;

"Shareholders" means holders of Common Shares;

"Subscription Notice" has the meaning set out in Section 3.1(e);

"Technical Committee" has the meaning set out in Section 2.2; and

"TSXV" means the TSX Venture Exchange or any successor thereto.

1.2 Rules of Construction

In this Agreement:

(a) the terms "Agreement", "this Agreement", "the Agreement", "hereto", "hereof", "herein", "hereby", "hereunder" and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b) references to an "Article", "Section" or "Schedule" followed by a number or letter refer to the specified Article, Section of or Schedule to this Agreement;

(c) the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d) words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e) the word "including" is deemed to mean "including without limitation";

(f) any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;

(g) any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(h) all dollar amounts refer to Canadian dollars unless stated otherwise;

(i) any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(j) whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day.

1.3 Time of Essence

Time shall be of the essence of this Agreement.

1.4 Governing Law and Submission to Jurisdiction

(a) This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(b) Each of the Parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

1.5 Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any Party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original terms of the Parties hereto insofar as lawfully possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

1.6 Entire Agreement

This Agreement and the Share Purchase Agreement constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral, between the Parties. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in the aforesaid agreements.

ARTICLE 2
NOMINATION RIGHTS AND TECHNICAL COMMITTEE

2.1 Board Representation

(a) For so long as the Fury Percentage is equal to or greater than:

(i) 10%, Fury shall be entitled (but not required) to designate one (1) individual for election or appointment to the Board (such nominee, a "Fury Designee"); and

(ii) 20%, Fury shall be entitled (but not required) to designate up to two (2) Fury Designees (which shall include the Fury Designee in Section 2.1(a)(i) above) for election or appointment to the Board, and the number of directors constituting the full Board shall not exceed eight (8), and the Board shall (within 10 Business Days after receiving notice of such designation from Fury) take all reasonably practicable action (including, to the extent permitted without obtaining approval of the Shareholders, increasing the size of the Board or causing the resignation of a director) to cause the Fury Designee(s) to be appointed to the Board to serve as a member of the Board for a term expiring not earlier than the Company's next annual meeting of Shareholders at which directors of the Company are to be elected, provided that each such Fury Designee consents in writing to serve as a director and is, and remains, eligible under the Act and under the rules of the TSXV (or such other exchange on which the Common Shares may become listed) to serve as a director.

(b) It is acknowledged by Fury that Fury Designee(s) will be required to comply with all governance policies of the Company that are generally applicable to all members of the Board. A Fury Designee nominated by Fury pursuant to this Article 2 need not be "independent" within the meaning of National Instrument 52-110 - Audit Committees provided that the nomination(s) by Fury will not result in the Company ceasing to have a board comprised of less than the number of "independent" directors required in order to ensure compliance by the Company with the independence and committee composition requirements of the TSXV (or such other exchange on which the Common Shares may become listed) and of Securities Laws.

(c) For so long as the Fury Percentage is at least 10% or 20%, as the case may be, the Company shall nominate and cause the one or two, as applicable, Fury Designee(s) to be included among the nominees nominated by the Company to the Shareholders for election as directors at each meeting of Shareholders at which directors of the Company are to be elected following the appointment of the Fury Designee(s).

(d) The Company shall nominate and use commercially reasonable efforts (which shall include, (i) subject to applicable Laws, including in any management information circular used by the Company to solicit the vote of its Shareholders in connection with any such meeting the recommendation of the Board that shareholders of the Company vote in favour of the directors nominated by the Company and (ii) soliciting and obtaining proxies in favour of and otherwise supporting the election of such Fury Designee(s) at the applicable meeting of the Shareholders, each in a manner no less favourable than the manner in which the Company supports its other nominees for election at the applicable meeting of the Shareholders) to cause the election of Fury Designee(s). Forthwith following any uncontested meeting of shareholders at which a Fury Designee was nominated to serve as a director but was not validly elected by the Shareholders in accordance with the BCBCA and Securities Laws, Fury will nominate an alternate Fury Designee and the Company shall take all steps reasonably necessary to appoint the alternate Fury Designee to the Board pursuant to exercise of the power of the Board to appoint additional directors between shareholders meetings and, if necessary, by filling a vacancy on the Board.

(e) The Company shall notify Fury in writing promptly upon determining the date of any meeting of the Shareholders at which directors of the Company are to be elected and Fury shall advise the Company and the chairperson of the Board of the name(s) of the Fury Designee(s) within five (5) Business Days after receiving such notice.

(f) If Fury does not advise the Company and the chairperson of the Board of the Fury Designee(s) or does not advise the Company that it wishes to decline to designate any Fury Designee within the time set forth in Section 2.1(e), then Fury will be deemed to have designated its incumbent designee(s) for nomination for election at the relevant meeting of the Shareholders.

(g) If a Fury Designee ceases to hold office as a director of the Company for any reason, Fury shall be entitled (but not required) to designate an individual to replace him or her and the Company shall as soon as reasonably practicable, except if Fury would have otherwise ceased to be entitled to designate such Fury Designee pursuant to the terms hereof, take all steps as may be reasonably necessary to appoint such individual to the Board to replace the Fury Designee who has ceased to hold office.

(h) For so long as any Fury Designee serves as a member of the Board, such Fury Designee(s) shall be eligible to serve on any committee of the Board provided that the Fury Designee satisfies the eligibility criteria for such committee as determined by the Board or an authorized committee thereof from time to time, the rules of the TSXV and applicable corporate laws and Securities Laws. Notwithstanding the Fury Designee's eligibility, committee membership shall be in the sole discretion of the Board.

(i) The Company covenants that, subject to applicable Laws, all Board meetings and Board committee meetings will be held in English and all Board minutes, committee minutes, notices and related correspondence will be written in English.

(j) The Company shall at all times provide each Fury Designee (in his or her capacity as a member of the Board) with the same rights to indemnification and exculpation that it provides to the other members of the Board, including entering into an indemnification agreement with the Fury Designee on equivalent terms as entered into with the Company's other directors The Company has obtained and shall maintain customary director liability insurance (taking into account, to the extent applicable, the size of the Company, the fact that the Company's securities are publicly traded and the business in which the Company operates) which will apply to the Fury Designees to the same extent as provided for the Company's other directors.

(k) The Company shall pay reasonable expenses incurred by the Fury Designee in the performance of his or her duties for or on behalf of the Company incurred as a result of the Fury Designee attending Board and committee meetings, including travel and accommodation expenses, that are incurred in accordance with and only to the extent of the Company's policies applicable to all directors.

(l) The Company agrees that, subject to their fiduciary duties to the Company and applicable Laws, the Fury Designee(s) will be entitled to disclose to Fury (and its representatives who have a bona fide need to know) any information (including Confidential Information) received by the Fury Designee(s) in their capacity as directors, provided that each of Fury and the Fury Designee(s) will keep the Confidential Information strictly confidential and shall take all reasonable, necessary and appropriate steps to safeguard the Confidential Information from being disclosed to any person. The foregoing disclosure right will not apply where the Company's Board resolves in connection with any specific information that disclosure of it to Fury would: (i) constitute a conflict of interest; (ii) materially and adversely affect the Company; or (iii) adverse affect solicitor-client privilege between the Company and its legal counsel.

2.2 Technical Committee

(a) The Company shall form a technical committee (the "Technical Committee") for the purpose of providing non-binding advice and recommendations to the Board, and for so long as Fury is entitled to designate one or more Fury Designees, Fury shall also be entitled to appoint one member to such committee. The Technical Committee need not be a committee of the Board.

(b) Fury agrees that all information provided to the Fury nominee to the Technical Committee that is not otherwise generally available to the public, including any information relating to the financial affairs of the Company, operations, engineering and technical studies, accounting matters and exploration, including, without limitation, all maps, surveys, charts, data, core samples, drill hole logs, calculations, opinions and reports, information relating to the equipment, facilities, assets (including title to properties) used in the business of the Company and the mineral properties of the Company, whether in writing or orally, and including any information provided in the course of visits and inspections of the Company's mineral properties, shall be treated as Confidential Information by Fury and Fury's nominee to the Technical Committee. Each of Fury and the Fury nominee to the Technical Committee will keep the Confidential Information strictly confidential, shall take all reasonable, necessary and appropriate steps to safeguard the Confidential Information from being disclosed to any person, and shall only use the Confidential Information for the purposes of discharging the duties of the Fury nominee on the Technical Committee.

ARTICLE 3
PRE-EMPTIVE RIGHTS

3.1 Pre-Emptive Right

(a) For so long as the Fury Percentage is at least ten percent (10%), Fury will have a right to maintain such Fury Percentage (the "Pre-Emptive Right") in the event the Company commences a financing of Equity Securities for cash consideration pursuant to an Equity Offering.

(b) Where Equity Securities are offered in a combination such as what are customarily referred to as "units", Fury may elect to exercise the Pre-Emptive Right in respect of such "units" in the same combination and on the same basis as all other purchasers.

(c) In the event the Company proposes to issue Equity Securities in connection with an Equity Offering, the Company must give written notice (the "Offering Notice") to Fury of the terms and conditions of such proposed Equity Offering.

(d) The Offering Notice must specify the anticipated terms and conditions of the proposed Equity Offering, including the Company's best estimate of: (i) the total number or principal amount, as the case may be, of the Equity Securities being offered (the "Offered Securities"), (ii) the consideration for each Offered Security and (iii) the expected closing date for such proposed Equity Offering, which closing date may not be earlier than five (5) days from the date the Offering Notice is delivered to Fury.

(e) Pursuant to the Pre-Emptive Right, Fury may subscribe for up to that number of Offered Securities as described in the Offering Notice such that the Fury Percentage as at the date of the Offering Notice shall be equal to its Fury Percentage after giving effect to the proposed Equity Offering by delivering a subscription notice to the Company (the "Subscription Notice") within three (3) days from the date the Offering Notice is delivered (the "Offer Period"), provided that such Offer Period shall be reduced to 24 hours in the case of a Bought Deal financing proposal by the Company.

(f) When any Offered Securities are offered to Fury pursuant to the Pre-Emptive Right, the Company will promptly accept Fury's subscription as described in the Subscription Notice for the number of Offered Securities set out in the Subscription Notice by notifying Fury of the number or amount of Offered Securities allotted to it.

(g) Once provided in writing to the Company, each Subscription Notice constitutes a binding agreement by Fury to subscribe for and purchase, and by the Company to issue and sell to Fury, on the terms and conditions contained in the Offering Notice, the number or amount of Offered Securities allotted to Fury as set out in the Subscription Notice; provided, however, the closing of any purchase by Fury pursuant to a Subscription Notice shall only be consummated concurrently with and to the extent that the number of Equity Securities issued under the issuance or sale described in the Offering Notice is consummated. The Company shall have the right, at its sole discretion, for purposes of administrative ease, to complete the closing of the purchase by Fury pursuant to a Subscription Notice one (1) Business Day following the closing of the Equity Offering. Any Subscription Notice delivered in connection with an Equity Offering that is not completed either in whole or in part shall be null and void in respect that portion of the Equity Offering that is not completed.

(h) If the Offered Securities are flow-through Common Shares, Fury shall be entitled to subscribe for non-flow-through Common Shares as if such securities were "Offered Securities" for the purposes of this Agreement, at the lesser of (i) the Market Price at the time of the announcement of the Equity Offering, (ii) the price at which the flow-through Common Shares are issued; and (iii) the lowest price at which any other purchaser purchases Offered Securities that are non-flow-through Common Shares in such Equity Offering.

(i) For the purposes of calculating Fury's subscription entitlement in any Equity Offering pursuant to Section 3.1(d), the Company and Fury acknowledge and agree that such calculation shall be determined with reference to and shall include all Equity Securities to be acquired by subscribers in such Equity Offering, including any subscriptions or purchases pursuant to a Person's participation rights, including any pre-emptive or pro rata right, as applicable ("Existing Participation Rights"). The Company shall promptly, and in any event within one Business Day of receipt of such information from each such Person, confirm in writing to Fury the intention of each such Person to subscribe for and purchase Equity Securities pursuant to their respective Existing Participation Rights in connection with each Equity Offering, if applicable.

(j) Notwithstanding anything to the contrary contained herein, this Section 3.1 will not apply to an Equity Offering in the following circumstances:

(i) a rights offering that is open to all shareholders of the Company, including Fury;

(ii) any share split, share dividend or capital reorganization of the Company or any subsidiary, provided that the beneficial shareholders of the Company or such subsidiary, as applicable, and the percentage ownership interest of each beneficial shareholder of the Company or such subsidiary, as applicable, do not change as a result thereof;

(iii) an Equity Offering of Offered Securities made only to Fury or any of its Affiliates;

(iv) for compensatory purposes to directors, officers, employees of or consultants to the Company and its Affiliates pursuant to a security compensation plan of the Company that complies with the requirements of the TSXV (or such other exchange on which the Common Shares may become listed);

(v) upon the conversion, exchange or exercise of any securities convertible into Common Shares outstanding as at the date hereof, or issued following the date hereof in compliance with this Section 3.1;

(vi) pursuant to any direct or indirect acquisition of property or assets; or

(vii) pursuant to, or arising in connection with, any transaction in which the Company acquires an interest in a third party, whether by way of plan of arrangement, merger, business combination, take-over bid or otherwise.

(k) If Common Shares or securities convertible in Common Shares are issued under subparagraphs (j)(iv), (j)(v) (other than with respect to the exercise of convertible securities of the Company issued in compliance with Section 3.1), (j)(vi) or (j)(vii), and provided that immediately prior to such issuance the Fury Percentage is at least ten percent (10%), Fury shall, for a period of two (2) years after such issuance, have a one-time right in respect of each such applicable issuance or issuances to top-up its Fury Percentage to that which would have applied at the time of such issuance. The top-up right must be exercised in connection with the next Equity Offering, if any, at the price of such offering, and is in addition to Fury's Pre-Emptive Right otherwise applicable to such Equity Offering. In the case of convertible securities, such top-up right only applies in the event the convertible securities are actually exercised and in the next Equity Offering following such exercise. In the case of issuances of flow-through shares issued at a premium to market, Fury may elect to dispense with the flow-through aspects, in which case the offering price shall be determined in accordance with Section 3.1(h).

3.2 Acknowledgements

(a) The Company acknowledges and agrees to take any and all commercially reasonable steps as are required to facilitate the rights of Fury set forth in this Article 3, including: (i) undertaking a private placement or directed offering of Equity Securities to Fury as part of any Equity Offering; and (ii) if required, increasing the size of any Equity Offering to satisfy its obligations to Fury pursuant to Section 3.1, and its obligations to any Person pursuant to Existing Participation Rights, in each case, subject to obtaining any regulatory or other approvals required by applicable Laws or the applicable exchange on which the Common Shares are then listed.

(b) The Parties acknowledge that the transactions contemplated in this Article 3, including the issuance and resale of Offered Securities, are subject to applicable Laws and the rules, polices and determinations of the TSXV (or such other exchange on which the Common Shares are then listed). The Company shall use all reasonable commercial efforts to obtain any required approvals from the TSXV (or such other exchange on which the Common Shares are then listed) or any other Governmental Entity for any actions contemplated by this Article 3. If the issuance price of any such Equity Securities, as determined under the terms of this Article 3, is below the minimum issuance price allowable by any such stock exchange whose approval of the issuance is required (the "Minimum Issuance Price"), the issuance price calculated hereunder for such issuance will be replaced by the Minimum Issuance Price.

(c) The Company acknowledges that the pre-emptive rights contained in this Article 3 are intended to ensure that Fury has the option, but not the obligation, to maintain its Fury Percentage in circumstances related to raising equity financing (for certainty, excluding those circumstances described in Section 3.1(j), and subject to the top-up right in Section 3.1(k)), including in respect of the issuance of any Common Shares pursuant to any Existing Participation Rights. If at any time after the Closing Date, the Company shall propose or undertake an issuance or offering of any of its securities and in the opinion of the Board, acting reasonably, the Pre- Emptive Right is not strictly applicable to that specific issuance or offering of any of its securities or, if strictly applicable would not fairly protect the rights of Fury in accordance with the intent and purposes of Section 3.1, the Board shall take all necessary action to be equitable to Fury in such circumstances and ensure that the intent and purposes of Section 3.1 are fulfilled such that Fury has the opportunity to maintain the Fury Percentage following any issuance of Equity Securities pursuant to an Equity Offering. In the event that any such action is taken by the Board, the Company shall deliver an Offering Notice, mutatis mutandis, to Fury in accordance with Section 3.1(c).

ARTICLE 4
OTHER RIGHTS AND OBLIGATIONS

4.1 Standstill

Fury hereby irrevocably and unconditionally covenants with the Company that, until the earlier of (i) the three-year anniversary of the Closing Date, and (ii) the date on which the Fury Percentage falls below ten percent (10%), Fury shall not, and shall cause its Affiliates to not, qua shareholder of the Company:

(a) except pursuant the Pre-Emptive Right, acquire, agree to acquire or make any proposal to acquire, directly or indirectly, by purchase or otherwise, additional voting securities, or securities convertible into or exchangeable for voting securities, or direct or indirect rights or options to acquire additional voting securities, in each case, of the Company, without the prior written consent of the Company;

(b) separately from the Board-approved proxy circular, make, or in any way participate, directly or indirectly, in any solicitation of proxies to vote (as such terms are understood under applicable laws), or seek to advise or influence any other person with respect to the voting of any voting securities of the Company;

(c) otherwise act, alone or in concert with others, to seek to control the management, Board or policies of the Company, other than as a result of the nomination right in Section 2.1(a);

(d) have any discussions or enter into any arrangements, understandings or agreements, whether written or oral, with, or advise, finance, aid, assist, encourage or act in concert with, any other persons in connection with any of the foregoing; or

(e) make any public announcement with respect to the foregoing or take any action that might require the Company to announce the possibility of any of the foregoing.

The limitations and prohibitions set forth above in this Section 4.1 shall cease to apply upon:

(x) a public announcement being made by the Company that it has entered into an agreement with any person (other than Fury, any of its Affiliates or any person acting jointly or in concert with any of them (a "Third Party")) pursuant to which the Company has agreed to support and recommend a take-over bid, amalgamation, plan of arrangement for the Common Shares made by such Third Party (or an Affiliate of such Third Party) which would constitute a Change of Control; or

(y) the date that the Company publicly announces an intention to solicit a take-over bid for the Company or an intention to enter into a Change of Control transaction described in (x) above.

Notwithstanding the limitations and prohibitions in Section 4.1, in the event that a Third Party commences an unsolicited take-over bid which, if its conditions are met, would constitute a Change of Control, Fury shall have the right, but not the obligation, to commence its own unsolicited take-over bid for the Company, but only if, Fury: (i) does not act, jointly or in concert with such Third Party, and has not acted as such previously with respect to the Company; (ii) does not support the take-over bid from such Third Party, and has not done so previously; and (iii) prior to making such take-over bid, Fury complied with its restrictions in Section 4.1.

4.2 Voting

(a) Fury hereby irrevocably and unconditionally covenants with the Company that, until the earlier of (i) the two-year anniversary of the Closing Date, and (ii) the date which Fury and its Affiliates cease to hold any of the issued and outstanding Common Shares, and provided that the Company shall have complied in all respects with its obligations under Sections 2.1(a) and 2.1(d), Fury shall vote its Common Shares, and shall cause its Affiliates to vote their Common Shares, in accordance with management's recommendations at each meeting of the shareholders of the Company (i) other than with respect to any Excluded Matters, with respect to which Fury and its Affiliates shall be entitled to vote their Common Shares in their respective discretion, and (ii) provided that management of the Company shall not bring or recommend a matter for approval by the shareholders that is inconsistent with the terms of this Agreement.

(b) In respect of any meeting of shareholders of the Company, upon request by the Company, Fury will:

(i) provide the Company with evidence that it has already submitted voting instructions on each of management's voting recommendations in the manner recommended by management (other than with respect to any Excluded Matters); or

(ii) provide the Company with a proxy or the information necessary to enable the Company to complete voting instructions on behalf of Fury on each matter to be voted on at the meeting of shareholders of the Company in the manner recommended by management (other than with respect to any Excluded Matters).

4.3 Disposition of Common Shares

Fury hereby agrees as follows:

(a) Fury will not, and shall cause its Affiliates not to, sell or trade any Common Shares received on the Closing, without the prior written consent of the Company (which may be withheld for any reason):

(i) until after the date that is the one-year anniversary of the Closing Date; nor

(ii) to any purchaser that is known, or ought reasonably to be known, by Fury to be, or to be affiliated with a Person that is, a precious metals mining company; and

(b) anytime after the one-year anniversary of the Closing Date, Fury will not, and will cause its Affiliates not to, sell or trade any Common Shares, unless it complies with each of the following:

(i) Fury has provided the Company with ten (10) Business Days' prior written notice of its intention to sell a specified number of Common Shares at no less than a specified price per Common Share, within which period the Company shall be entitled to arrange purchaser(s) for all or a portion of such number of Common Shares at no less than such specified price (a "Proposed Sale Notice"). Upon delivery of the Proposed Sale Notice, the Company will have a period of ten (10) Business Days to arrange for a purchaser or purchasers to purchase such Common Shares at the specified price (a "Proposed Private Sale"). If the Company does not notify Fury that it has arranged for a purchaser(s) to purchase such shares within ten (10) Business Days of the delivery of the Proposed Sale Notice, Fury shall be entitled, within a period of 30 days thereafter, to sell no more than such specified number of Common Shares (less such number of Common Shares (to be) acquired by purchaser(s) arranged by the Company) at a price of no less than such specified price, and upon the expiry of such 30 day period, any proposed sale of Common Shares by Fury or its Affiliates shall again be subject to the requirements of this Section 4.3(b)(i). In the event that the Company has arranged for a purchaser or purchasers, it will provide written notice to Fury (a "Purchaser Notice") prior to the expiry of the ten (10) Business Day period of the names of the one or more purchasers (each a "Private Sale Purchaser") who shall be capable of closing, and willing to close, the Proposed Private Sale within five (5) Business Days of the receipt of the Purchaser Notice by Fury. Upon receipt of such notice, Fury shall in good faith and acting reasonably negotiate with the Private Sale Purchaser the other transaction terms (other than price, which, subject to the consent of the Company, shall not be lower than the price specified in the Proposed Sale Notice), which other terms shall be limited to customary terms for disposition of public company stock, for the Proposed Private Sale as soon as reasonably practicable following receipt of the Purchaser Notice by Fury. If the Private Sale Purchase is unable or unwilling to complete the purchase within five (5) Business Days of the receipt of the Purchaser Notice, then the Common Shares subject to the Proposed Sale Notice may be sold by Fury within the following 30-day period following the receipt of the Purchaser Notice; and

(ii) Fury will ensure that the Common Shares sold by Fury do not, on a daily basis, exceed ten percent (10%) of the daily trading volume of the Common Shares on the TSXV (or other recognized stock exchange on which the Common Shares are then listed), provided that Fury may undertake sales in excess of this daily volume limit via block trades of at least 500,000 Common Shares, provided that the restrictions of this Section 4.3 are not intended to and shall not limit the ability of Fury to tender its Common Shares into a take-over bid made in compliance with applicable Laws or to vote its Common Shares in favour of any arrangement, amalgamation, merger or other business combination transaction (provided Fury complies with its obligations under Sections 4.1 and 4.2). This Section 4.3 shall survive termination of this Agreement.

4.4 Reporting Issuer Status and Listing of Common Shares

The Company shall during the term of this Agreement use commercially reasonable efforts to:

(a) maintain the Company's status as a "reporting issuer" not in default under the Securities Laws in each of the Qualifying Jurisdictions; and

(b) maintain the listing of the Common Shares on the Exchange, the Toronto Stock Exchange or other reputable stock exchange in Canada or the United States,

provided that these covenants shall not restrict or prevent the Company from engaging in or completing any transaction which would result in the Company ceasing to be a "reporting issuer" or the Common Shares ceasing to be listed on any of the foregoing stock exchanges so long as the holders of Common Shares receive cash or securities of an entity which is listed on any of the foregoing stock exchanges or the holders of the Common Shares have approved the transaction.

ARTICLE 5
GENERAL PROVISIONS

5.1 Termination

This Agreement, other than Section 4.3 which shall survive, will automatically terminate upon the earliest to occur of the following events:

(a) the first date on which the Fury Percentage is less than ten percent (10%);

(b) termination by written agreement of the Parties; and

(c) the dissolution or liquidation of the Company.

Notwithstanding the foregoing, the provisions of this Article 5 shall continue in force in accordance with their terms after the termination of this Agreement.

5.2 Notices

(a) Any notice, direction or other instrument required or permitted to be given under this Agreement will be in writing and may be given by the delivery of the same or by mailing the same by prepaid registered or certified mail or by sending the same by facsimile, email or other similar form of communication (provided that if a method of notice other than email is selected, the notice shall also be sent by email), in each case addressed as follows:

(i) in the case of Fury:

Fury Gold Mines Limited
Suite 900, 34 King Street East
Toronto, Ontario, M5C 2X8

Attention: Tim Clark, Chief Executive Officer
Email: [REDACTED]

with a copy (which does not constitute notice) to:

McMillan LLP
Royal Centre, Suite 1500
1055 West Georgia Street
Vancouver, British Columbia, V6E 4N7

Attention: Michael H. Taylor
E-mail: michael.taylor@mcmillan.ca

in the case of the Company:

Dolly Varden Silver Corporation
Suite 1800, 555 Burrard Street
Vancouver, British Columbia, V7X 1E5

Attention: Shawn Khunkhun, President and Chief Executive Officer
Email: [REDACTED]

with a copy (which does not constitute notice) to:

Stikeman Elliott LLP
1700 - 666 Burrard Street
Vancouver British Columbia V3C 2X8

Attention: Victor Gerchikov
E-mail: vgerchikov@stikeman.com

(b) Any notice, direction or other instrument will (i) if delivered by hand, be deemed to have been given and received on the day it was delivered; (ii) if mailed, be deemed to have been given and received on the third Business Day following the day of mailing, except in the event of disruption of the postal service in which event notice will be deemed to be received only when actually received; and (iii) if sent by facsimile, email or other similar form of communication, be deemed to have been given and received on the Business Day following the day it was so sent but subject to confirmation of receipt (not to be unreasonably withheld).

(c) Either Party may at any time change its address for service from time to time by giving notice to the other Party in accordance with this Section 5.1.

5.3 Specific Performance

The Parties agree that irreparable harm may occur, for which money damages would not be an adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties may seek injunctive relief, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without the proof of actual damages and without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law, equity or under this Agreement.

5.4 Further Assurances

Each of the Parties hereto shall, from time to time hereafter and upon any reasonable request of the other, promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement.

5.5 Amendments

No amendment or waiver of any provision of this Agreement shall be binding on any Party unless consented to in writing by such Party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

5.6 Assignment

Neither Party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed.

5.7 Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the Parties and their respective successors or heirs, executors, administrators and other legal personal representatives, and permitted assigns.

5.8 No Partnership

Nothing in this Agreement or in the relationship of the Parties hereto shall be construed as in any sense creating a partnership among the Parties or as giving to any Party any of the rights or subjecting any Party to any of the creditors of the other Party.

5.9 Expenses

Unless otherwise explicitly stated herein, each Party shall be responsible for their own fees and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the transactions contemplated herein.

5.10 Publicity

Neither Party will issue any press release, or make any public announcement or public statement about the transactions described herein which has not been previously approved by the other Party, except that any Party may issue a press release or make a filing with a regulatory authority if counsel for such Party advises that such press release or filing is necessary (in which case such Party will first make a reasonable effort to obtain the approval of the other Party).

5.11 English Language

The Parties confirm having requested that this Agreement and all notices or other communications relating to them be drawn-up in the English language only. Les Parties aux présentes confirment avoir requis que cette convention ainsi que tous les avis et autres communications s'y rapportant soient rédigés en langue anglaise seulement.

5.12 Confidentiality

(a) Any information regarding a Party that:

(i) has not become generally available to the public;

(ii) was not available to a Party or its representatives on a non-confidential basis before the date of this Agreement; or

(iii) does not become available to a Party or its representatives on a non- confidential basis from a Person who is not, to the knowledge of the Party or its representatives, otherwise bound by confidentiality obligations to the provider of such information or otherwise prohibited from transmitting the information to the party or its representatives, will be kept confidential by each Party and shall constitute confidential information (the "Confidential Information").

(b) No Confidential Information may be released to third parties without the consent of the owner thereof, except that the Parties agree that they will not unreasonably withhold such consent to the extent that such Confidential Information is either: (i) compelled to be released by legal process or must be released to regulatory bodies and/or included in public documents; or (ii) required by a party to meet its disclosure requirements under applicable Laws (but only after consultation with the other party).

(c) Upon request by the provider of the Confidential Information, the other Party will return to the provider, or destroy (subject only to normal course data back-up or archival processes that are not accessible in the ordinary course and which are kept confidential), all documents, including any copies thereof, comprised in the Confidential Information furnished by the provider, and the recipient of the Confidential Information will confirm in writing that all Confidential Information has been returned or destroyed (subject only to normal course data back-up or archival processes that are not accessible in the ordinary course and which are kept confidential), as applicable. Notwithstanding any such return or destruction of any Confidential Information, Confidential Information, including, without limitation, any Confidential Information retained by a receiving Party, will continue to be subject to this Agreement. In addition, Confidential Information that has been prepared by either Party from publicly available information or from information not obtained pursuant to this Agreement may be retained by the Party that has prepared such information.

5.13 Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts (including counterparts delivered by facsimile or email), with the same effect as if all Parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.

[Signature Page Follows]

IN WITNESS WHEREOF this Agreement has been executed by the Parties.

FURY GOLD MINES LIMITED

By:
Name: Tim Clark
Title: Chief Executive Officer

DOLLY VARDEN SILVER CORPORATION

By:
Name: Shawn Khunkhun
Title: President and Chief Executive Officer

Investor Rights Agreement

SCHEDULE D
TRANSACTION RESOLUTION

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. The arm's length acquisition (the "Transaction") by Dolly Varden Silver Corporation (the "Company") of all of the issued and outstanding shares of Homestake Resource Corporation from Fury Gold Mines Limited ("Fury"), pursuant to the terms of a share purchase agreement dated December 6, 2021 between the Company and Fury (the "Purchase Agreement"), all as more particularly described in the accompanying management information circular of the Company dated [•] (the "Information Circular"), be and is hereby approved.

2. The creation of a new "Control Person" (as such term is defined in the policies of the TSX Venture Exchange) of the Company, being Fury, as a result of the issuance of 76,504,590 common shares in the capital of the Company to Fury in connection with the Transaction, including the Company and Fury entering into the Investor Rights Agreement (as defined in the Purchase Agreement) at closing of the Transaction, all as more particularly described in the Information Circular, be and is hereby approved.

3. Any one director or officer of the Company is hereby authorized and directed to execute or cause to be executed, whether under corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such documents, agreements or instruments and to do or cause to be done all such acts and things, as in the opinion of such director or officer of the Company may be necessary or desirable in order to give effect to the foregoing resolutions, such determination to be conclusively evidenced by the execution and delivery of any such documents, agreements or instruments or the doing of any such act or thing.

4. Notwithstanding the passage of this resolution, the board of directors of the Company be and are hereby authorized and empowered to revoke this resolution for any reason whatsoever at any time, in the sole discretion of the board of directors, without further approval of or notice to the shareholders of the Company."

SCHEDULE E
JOINT NEWS RELEASE

(see attached)

Dolly Varden and Fury to Consolidate Emerging Canadian Silver-Gold District in the Golden Triangle

Vancouver, BC - December 6, 2021 - Dolly Varden Silver Corporation ("Dolly Varden") (TSXV: DV) (OTCQX: DOLLF) and Fury Gold Mines Ltd ("Fury") (TSX: FURY) (NYSE American: FURY) are pleased to announce that the companies have entered into a definitive agreement dated December 6, 2021 (the "Purchase Agreement") pursuant to which Dolly Varden will acquire from Fury, through the acquisition of Fury's wholly-owned subsidiary, a 100% interest in the Homestake Ridge gold-silver project ("Homestake Project"), located adjacent to the Dolly Varden Project ("DV Project" and together with the Homestake Project, the "Kitsault Valley Project") in the Golden Triangle, British Columbia (the "Transaction").

The Homestake Project hosts a resource estimated to contain 165,993 ounces of gold and 1.8 million ounces of silver in the Indicated category and 816,719 ounces of gold and 17.8 million ounces of silver in the Inferred category (refer to further resource disclosure at the end of this release) within a 7,500 hectare land package located contiguous to and northwest of the DV Project. The close proximity of the deposits that make up the current mineral resource estimates, combined with common infrastructure in the region, is expected to generate substantial co-development synergies as these deposits are advanced in combination. The Transaction values the Homestake Project at CAD$50 million for which Dolly Varden will pay $5 million in cash and issue 76,504,590 Dolly Varden common shares to Fury, as further described below.

Transaction Highlights

  Combined mineral resource base of 34.7 million ounces of silver and 166 thousand ounces of gold in the Indicated category and 29.3 million ounces of silver and 817 thousand ounces of gold in the Inferred category, solidifying the Kitsault Valley Project as among the largest high-grade, undeveloped precious metal assets in Western Canada.

  Consolidation of two adjacent projects, allowing for numerous potential co-development opportunities with capital and operating synergies.

  Exposure to a large and highly prospective land package, with potential to further expand resources through additional exploration along a combined 15 km strike-length within a 163 km2 consolidated land package.

  Transformative scale to enhance investor visibility and peer group positioning.

  Previous stand-alone Homestake Project preliminary economic assessment produced an after-tax net present value of USD$173 million and an internal rate of return of 32% at US$1,620 per ounce gold price and US$14.40 per ounce silver price. The study estimated a total of 590,040 ounces of gold equivalent production over a 13 years initial mine life at an all-in sustaining costs per ounce gold of US$670.

  Fury to have board representation in Dolly Varden and agrees to voluntary share sale restrictions.

Shawn Khunkhun, CEO & Director of Dolly Varden, commented "We are excited to combine two adjacent precious metals projects located in one of the world's top mining jurisdictions. We expect that this combination will result in significant synergies in the areas of exploration, development, permitting and production. Upon completion of the Transaction, we look forward to continued engagement with Indigenous and community partners to ensure the responsible development of this compelling new project."

Tim Clark, CEO & Director of Fury, further added "The commercial logic behind the combination of these two adjacent assets is very strong. We are delighted to cooperate with the Dolly Varden team and are very excited to be part of this regional consolidation in British Columbia. Combining our Homestake Project with the DV Project creates an attractive opportunity to immediately establish shareholder value through the potential synergies that result from their regional proximity. We look forward to having our shareholders benefit from the exciting growth and development of the Kitsault Valley Project, and to Fury becoming a partner and significant shareholder of Dolly Varden."

Ivan Bebek, Chair and Director of Fury commented "The decision to vend Homestake is a difficult one given the exploration upside and our positive outlook for the commodity markets. However, we feel that bringing the two projects together is clearly the best path forward and are very excited to be partnering with the team at Dolly Varden. This transaction also simplifies Fury's portfolio which coincides with recent positive drill results from both of Fury's Quebec and Nunavut assets."

Transaction Details

Under to the Purchase Agreement, Dolly Varden has agreed to acquire Fury's wholly-owned subsidiary, Homestake Resource Corporation, which owns a 100% interest in the Homestake Project in exchange for a $5 million cash payment and the issuance of 76,504,590 common shares of Dolly Varden. Upon completion of the Transaction, Fury will own approximately 36.9% of Dolly Varden on an outstanding basis. The Transaction is subject to a number of closing conditions, including the receipt of TSX Venture Exchange ("TSXV") approval and the satisfaction of certain other closing conditions customary for a transaction of this nature. The Transaction is also subject to approval by a simple majority of the votes cast by Dolly Varden shareholders at a Dolly Varden shareholders meeting. Dolly Varden expects to hold a special meeting of shareholders in February 2022 to consider the Transaction. The Transaction is an arm's-length transaction under the rules of the TSXV.

Dolly Varden and Fury will enter into an investor rights agreement (the "Investor Rights Agreement") on completion of the Transaction pursuant to which Fury shall have the right to appoint two nominees to the Dolly Varden board so long as Fury owns greater than 20% of the Dolly Varden shares outstanding. Should Fury own greater than 10% of the Dolly Varden shares outstanding, Fury shall have the right to appoint one nominee to the Dolly Varden board. Additionally, the shares issued to Fury shall be subject to a one-year hold period. The Investor Rights Agreement shall also contain certain customary re-sale restrictions, voting and standstill conditions, and participation rights as agreed between Dolly Varden and Fury.

The Purchase Agreement also includes certain representations, warranties, covenants, indemnities and conditions that are customary for a transaction of this nature. A termination fee of $2 million may be payable by Dolly Varden to Fury if the Transaction is not approved by Dolly Varden shareholders due to a competing proposal being made or announced before the Dolly Varden shareholder meeting and Dolly Varden is subsequently acquired by the third party under such competing proposal.

Further information regarding the Transaction will be contained in a management information circular to be prepared by Dolly Varden and mailed to shareholders of Dolly Varden in connection with the special meeting of shareholders to be held by Dolly Varden to consider the Transaction and related matters. All shareholders of Dolly Varden are urged to read the information circular once available, as it will contain important additional information concerning the Transaction.

Dolly Varden Board Recommendations and Voting Support

The Purchase Agreement has been unanimously approved by the board of directors of both Dolly Varden and Fury. The Dolly Varden board of directors recommend that Dolly Varden shareholders vote in favour of the Transaction.

All of the directors and officers of Dolly Varden and certain shareholders of Dolly Varden, including Eric Sprott, holding in aggregate 18.2% of the issued and outstanding common shares of Dolly Varden, have entered into customary voting support agreements agreeing to vote in favour of the Transaction.

Haywood Securities Inc. has provided a fairness opinion to the board of directors of Dolly Varden that, as of the date thereof, and based upon and subject to the assumptions, limitations and qualifications stated therein, the consideration to be paid by Dolly Varden to Fury under the Agreement is fair, from a financial point of view, to Dolly Varden.

Conference Call and Webcast

A joint webcast will be held by management of both Dolly Varden and Fury to discuss the Transaction on Monday, December 6th, 2021 at 10 a.m. Pacific time / 1 p.m. Eastern time. Shareholders, analysts, investors and media are invited to join the live webcast by registering using the following link: http://services.choruscall.ca/links/dollyvardensilver20211206.html

A presentation to accompany the conference call and webcast can be accessed via either the Dolly Varden or Fury websites at www.dollyvardensilver.com or www.furygoldmines.com. A replay of the joint webcast will be available on both websites following the conclusion of the call.

Advisors and Counsel

Haywood Securities Inc. is acting as financial advisor to Dolly Varden. Stikeman Elliott LLP is acting as legal counsel to Dolly Varden.

Minvisory Corp. is acting as financial advisor to Fury. McMillan LLP is acting as legal counsel to Fury.

Qualified Persons

The technical information contained in this news release relating to Dolly Varden has been approved by [Rob van Egmond, P. Geo, Chief Geologist for Dolly Varden], who is a "qualified person" within the meaning of National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

The technical information contained in this news release relating to Fury has been approved by [Michael Henrichsen, P. Geo, SVP of Exploration at Fury], who is a "qualified person" within the meaning of National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Dolly Varden Silver Corporation

Dolly Varden Silver Corporation is a mineral exploration company focused on exploration in northwestern British Columbia. Dolly Varden has two projects, the namesake Dolly Varden silver property and the nearby Big Bulk copper-gold property. The Dolly Varden property is considered to be highly prospective for hosting high-grade precious metal deposits, since it comprises the same structural and stratigraphic setting that host numerous other high-grade deposits (Eskay Creek, Brucejack). The Big Bulk property is prospective for porphyry and skarn style copper and gold mineralization similar to other such deposits in the region (Red Mountain, KSM, Red Chris).

Technical Disclosure

Homestake Resource Estimate:

The Homestake resource estimate is based on the technical report with an effective date of May 29, 2020, as amended and restated June 24, 2020 and titled, "Technical Report, Updated Mineral Resource Estimate and Preliminary Economic Assessment on the Homestake Ridge Gold Project, Skeena Mining Division, British Columbia" which was filed and is available on Fury's SEDAR profile at www.sedar.com. The report has been prepared in accordance with NI 43-101, Companion Policy 43-101CP to NI 43-101, and Form 43- 101F of NI 43-101.

Mineral resources are estimated at a cut-off grade of 2.0 g/t gold equivalent.

Gold equivalent values were calculated using a long-term gold price of US$1,300 per ounce, silver price at US$20 per ounce and copper price at US$2.50 per pound and an exchange rate of US$1.00=C$1.20. The gold equivalent calculation included provisions for metallurgical recoveries, treatment charges, refining costs and transportation.

Dolly Varden Resource Estimate:

The Dolly Varden resource estimate is based on the technical report with an effective date of May 8, 2019, and titled, "Technical Report and Mineral Resource Update for the Dolly Varden Property, British Columbia, Canada" which was filed and is available on Dolly Varden's SEDAR profile at www.sedar.com. The report has been prepared in accordance with NI 43-101, Companion Policy 43-101CP to NI 43-101, and Form 43- 101F of NI 43-101.

A 150 g/t silver cut-off was chosen to reflect conceptual underground mining and processing cut-off grade.

Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resource as an indicated or measured mineral resource, and it is uncertain if further exploration will result in upgrading the resource to a measured resource category. There is no guarantee that any part of the mineral resource discussed herein will be converted into a mineral reserve in the future.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a Canadian-focused exploration and development company positioned in three prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and developing mining assets, Fury will aggressively grow and advance its multi- million-ounce gold platform through careful project assessment and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

Dolly Varden Contact Information

Shawn Khunkhun, CEO & Director
1-604-602-1440
www.dollyvardensilver.com

Fury Contact Information

Salisha Ilyas, Vice President, Investor Relations
1-437-500-2529
www.furygoldmines.com

Forward-Looking Statements

This release includes certain statements that may be deemed to be "forward-looking statements". All statements in this release, other than statements of historical facts, that address events or developments that management of Dolly Varden and Fury expect, are forward-looking statements. Actual results or developments may differ materially from those in forward-looking statements. Dolly Varden and Fury disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, save and except as may be required by applicable securities laws.

These statements in this release include: the anticipated benefits of the Transaction to Dolly Varden, Fury and their shareholders; the timing and anticipated receipt of required regulatory and shareholder approvals for the Transaction; the ability of Dolly Varden and Fury to satisfy the conditions to, and to complete, the Transaction as proposed;the holding of the Dolly Varden shareholder meeting; the anticipated timing of the mailing of the information circular regarding the Transaction and of the closing of the Transaction; the ability resources through the exploration of a combined projects.

In respect of the forward-looking information concerning the anticipated completion of the proposed Transaction and the anticipated timing thereof, Dolly Varden and Fury have provided them in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to prepare and mail shareholder meeting materials, including the required information circular; the ability of the parties to receive, in a timely manner, the necessary regulatory and shareholder approvals; and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Transaction. These dates may change for a number of reasons, including unforeseen delays in preparing meeting materials, inability to secure necessary shareholder, regulatory or other approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Transaction. Accordingly, readers should not place undue reliance on the forward-looking information contained in this news release concerning these times.

Since forward-looking information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risk that the Transaction may not close when planned or at all or on the terms and conditions set forth in the Purchase Agreement; the failure to obtain the necessary shareholder and regulatory approvals required in order to proceed with the Transaction; the synergies expected from the Transaction not being realized; business integration risks; operational risks in development, exploration and production for precious metals; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of resource estimates; health, safety and environmental risks; gold price and other commodity price and exchange rate fluctuations; environmental risks; competition; incorrect assessment of the value of acquisitions; ability to access sufficient capital from internal and external sources; and changes in legislation, including but not limited to tax laws, royalties and environmental regulations.

Actual results, performance or achievement could differ materially from those expressed in, or implied by, the forward-looking information and, accordingly, no assurance can be given that any of the events anticipated by the forward looking information will transpire or occur, or if any of them do so, what benefits may be derived therefrom and accordingly, readers are cautioned not to place undue reliance on the forward looking information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this news release.